WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE

NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

04045086

September 22, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961) (the "Company"), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of (i) one (1) announcement released to the London Stock Exchange ("LSE") on September 20, 2004 and (ii) the document relating to a Tender Offer to purchase Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) of the Company up to a maximum value of £2.3 billion.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

Dlw 9/27

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO	

All relevant boxes should be completed in block capital letters.

1. Name of company	Marks and Spencer Group plc
2. Name of shareholder having a major interest	Lehman Brothers International (Europe)
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	In respect of 2 above
4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them	Lehman Brothers International (Europe)
5. Number of shares/amount of stock acquired	71,864,083
6. Percentage of issued class	3.17%
7. Number of shares/amount of stock disposed	N/A
8. Percentage of issued class	N/A
9. Class of security	Ordinary shares of 25p each
10. Date of transaction	10 September 2004
11. Date company informed	17 September 2004
12. Total holding following this notification	71,864,083
13. Total percentage holding of issued class following this notification	3.17%
14. Any additional information	Notification in respect of section 198 Companies Act 1985.
15. Name of contact and telephone number for queries	Helen Baker – 020 7268 2867
16. Name and signature of authorised company official responsible for making this notification	Helen Baker – Assistant Company Secretary
17. Date of notification	20 September 2004

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult your stockbroker, solicitor, accountant, bank manager or other independent financial adviser who is authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your Ordinary Shares in Marks and Spencer Group plc, please send this document, together with the accompanying WHITE Tender Form or BLUE Small Shareholder Tender Form, as appropriate, and other relevant documents, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However, those documents should not be forwarded to or sent in or into Canada, Australia, South Africa or Japan.

In preparation of this document and in relation to the proposals described herein, Cazenove & Co. Ltd, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Marks and Spencer Group plc and no-one else and will not be responsible to any other person for providing the protections afforded to its customers or for providing advice in relation to the Tender Offer or the contents of this document.

MARKS AND SPENCER GROUP PLC

(Incorporated in England and Wales with registered number 4256886)

Tender Offer
by Cazenove & Co. Ltd

to purchase Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) of Marks and Spencer Group plc up to a maximum value of £2.3 billion

Notice of Extraordinary General Meeting

The Tender Offer will close at 3.00 p.m. on Friday 22 October 2004 and will only be available to Shareholders on the Register at that date. If you hold your Ordinary Shares in certificated form and wish to tender such shares, the WHITE Tender Form or the BLUE Small Shareholder Tender Form, as appropriate, must be completed, signed and returned in accordance with the instructions printed thereon as soon as possible and, in any event, so as to be received by post or by hand (during normal business hours) at Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX, by no later than 3.00 p.m. on Friday 22 October 2004. The procedure for participating in the Tender Offer is set out in Part 3 and, if you hold your Ordinary Shares in certificated form, in the accompanying WHITE Tender Form or BLUE Small Shareholder Tender Form.

If you hold your Ordinary Shares in uncertificated form (that is, in CREST), to tender such Ordinary Shares you must make your tender electronically through CREST so that the relevant TTE Instruction(s) settle(s) no later than 3.00 p.m. on Friday 22 October 2004.

The Tender Offer is not being made directly or indirectly in or into Canada, Australia, South Africa or Japan, and the Tender Offer cannot be accepted from within Canada, Australia, South Africa or Japan.

ADS holders should ensure that their completed Letters of Transmittal are returned to the ADS Depositary so as to be received no later than 12.00 noon (New York City time) on Wednesday 20 October 2004.

Notice of an Extraordinary General Meeting of the Company to be held at Wembley Conference Centre, Stadium Way, Wembley HA9 0DW on Friday 22 October 2004 at 11.00 a.m. is set out at the end of this document. A Form of Proxy for use at the meeting is enclosed with this document. To be valid, the Form of Proxy must be received by the Company's Registrars, Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX not later than 11.00 a.m. on Wednesday 20 October 2004.

ADS holders should complete the voting instruction form in relation to the voting rights attached to the Ordinary Shares represented by their ADSs and return such card to the ADS Depositary so as to be received by no later than 3.00 p.m. (New York City time) on Friday 15 October 2004.

Contents

WHERE TO FIND HELP

Part 1 answers some of the questions most often asked by shareholders about tender offers and the procedure for participation in this Tender Offer. If you have further questions, please telephone the Shareholder Helpline on the numbers set out below. This helpline is available from 8.30 a.m. to 5.30 p.m. Monday to Friday.

Shareholder Helpline telephone numbers: 0845 609 0810 (from inside the UK) and +44 1903 702 767 (from outside the UK).

Please note that for legal reasons the Shareholder Helpline will only be able to provide information contained in this document and the accompanying WHITE Tender Form or BLUE Small Shareholder Tender Form and will be unable to give advice on the merits of the Tender Offer or to provide financial, investment or taxation advice.

Notice for US Shareholders and ADS holders

Holders of Ordinary Shares who are located in, or citizens of, the United States who wish to participate in the Tender Offer must follow the instructions set out in Part 3 of this document. Certain information relevant to Shareholders who are located in, or citizens of, the United States is set out in Part 6.

For ADS holders the instructions set out in Part 3 as to participation in the Tender Offer do not apply. ADS holders should refer to the instructions in Part 6 in order to participate in the Tender Offer. If you have further questions, please telephone the Shareholder Helpline on +44 1903 702 767 (available during the UK times set out above). Please note that for legal reasons the Shareholder Helpline will only be able to provide information contained in this document and will be unable to give advice on the merits of the Tender Offer or to provide financial, investment or taxation advice.

For illustrative purposes only, this document contains translations of certain Sterling amounts into US dollars or US$ at a rate of £1.00 to US$1.79 (being the rate on 17 September 2004 being the latest practicable date before publication of this document). The translations should not be construed as representations that the converted amounts actually represent such Sterling amounts or that US dollar amounts could be converted into Sterling at the rate indicated above.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2004
Tender Offer opens	Tuesday 21 September
Announcement of trading update for period ending 2 October	Tuesday 12 October
Latest time and date for receipt of Forms of Proxy	**11.00 a.m. on Wednesday 20 October**
Extraordinary General Meeting	11.00 a.m. on Friday 22 October
Latest date and time for withdrawal of WHITE Tender Forms and BLUE Small Shareholder Tender Forms and Electronic Tenders	3.00 p.m. on Friday 22 October
Latest time and date for receipt of WHITE Tender Forms or BLUE Small Shareholder Tender Forms	**3.00 p.m. on Friday 22 October**
Latest time and date for settlement of Electronic Tenders in CREST	**3.00 p.m. on Friday 22 October**
Record Date for Tender Offer	5.00 p.m. on Friday 22 October
Announcement of results of the Tender Offer	by Tuesday 26 October
Despatch of cheques for Tender Offer proceeds in respect of sold certificated Ordinary Shares	by Friday 29 October
CREST accounts credited with Tender Offer proceeds in respect of sold uncertificated Ordinary Shares	by Friday 29 October
CREST accounts credited for revised holdings of Ordinary Shares (or, in the case of unsuccessful tenders, for entire holdings of Ordinary Shares)	by Friday 29 October
Return of share certificates in respect of unsuccessful tenders	by Friday 29 October
Despatch of balance share certificates for unsold Ordinary Shares	by Friday 5 November
Announcement of interim results for period ending 2 October 2004	Tuesday 9 November

The dates and times given are based on Marks and Spencer's current expectation and may be subject to change. The timetable with respect to ADS holders is set out in Part 6. Any changes to the expected timetable will be announced via a Regulatory Information Service.

Part 1

Some Questions and Answers on the Tender Offer

Introduction

This document explains the Tender Offer under which Marks and Spencer proposes to repurchase its own Ordinary Shares up to a maximum value of £2.3 billion. To help you understand what is involved in the Tender Offer we have prepared a summary and some questions and answers. ***You should read the whole of this document and not rely solely on the summary information in this Part 1 of the document.*** *Part 3 sets out the detailed terms and conditions of the Tender Offer. Holders of Ordinary Shares in uncertificated form (that is, in CREST) are directed to paragraph 3.3 in Part 3 which details specific procedures for those holders if they wish to participate in the Tender Offer. US Shareholders and ADS holders are directed to Part 6.*

What documents have I been sent?

- ***Small Shareholders:*** Shareholders who hold their Ordinary Shares in certificated form and own 300 or fewer Ordinary Shares as at 10 September 2004 will receive:
  - this document;
  - a Form of Proxy;
  - a BLUE Small Shareholder Tender Form; and
  - a prepaid envelope.
- ***Certificated Shareholders:*** Shareholders who hold their Ordinary Shares in certificated form and own more than 300 Ordinary Shares as at 10 September 2004 will receive:
  - this document;
  - a Form of Proxy;
  - a WHITE Tender Form; and
  - a prepaid envelope.
- ***Uncertificated Shareholders:*** Shareholders who hold their Ordinary Shares in uncertificated form (that is, in CREST) will receive:
  - this document;
  - a Form of Proxy; and
  - a prepaid envelope.

Summary

- Under the Tender Offer, Shareholders are invited to tender their Ordinary Shares in a price range of 332 pence (the "Minimum Price") to 380 pence per Ordinary Share inclusive, in increments of 2 pence only.

- Shareholders can choose whether they want to tender their Ordinary Shares under the Tender Offer or not. Shareholders are not obliged to tender any of their Ordinary Shares if they do not wish to do so.

- All Ordinary Shares purchased under the Tender Offer will be purchased at the same price (the "Strike Price") which will be determined by the method set out in this document. The Strike Price will not be known until after the end of the Tender Offer period and is expected to be announced by Tuesday 26 October 2004.

- Shareholders who wish to tender all or any of their Ordinary Shares under the Tender Offer can choose to tender their Ordinary Shares in different ways. Shareholders have a choice whether to submit:

    - a Strike Price Tender (the first 300 Ordinary Shares tendered under this choice will be accepted in full and will not be scaled down (the "Guaranteed Purchase Level")); or

    - a tender at a single price or at different prices, in the price range.

- Successfully tendered Ordinary Shares will be purchased at the Strike Price by Cazenove who in turn will sell the Ordinary Shares to the Company at the same price. Such Ordinary Shares will then be cancelled.

- If a price above the Strike Price is specified by a Shareholder, the Ordinary Shares offered at that price by the Shareholder will not be purchased under the Tender Offer.

- In order to participate in the Tender Offer, Shareholders holding Ordinary Shares in certificated form must return either the enclosed WHITE Tender Form or BLUE Small Shareholder Tender Form, as appropriate, together with any share certificate(s) and/or other document(s) of title in accordance with the instructions set out on the relevant form by 3.00 p.m. on Friday 22 October 2004.

- Shareholders who do not tender their Ordinary Shares will not receive any cash proceeds in respect of their Ordinary Shares under the Tender Offer but will benefit from owning a greater percentage of the Ordinary Shares of the Company as there will be fewer Ordinary Shares in issue after completion of the Tender Offer than prior to the completion of the Tender Offer.

- The Tender Offer is subject to shareholder approval which will be sought at an extraordinary general meeting to be held on Friday 22 October 2004 (the "Extraordinary General Meeting" or "EGM"). The Tender Offer is also conditional, amongst other things, upon a minimum of approximately 22.8 million Ordinary Shares

(representing approximately 1% of the Company's issued ordinary share capital as at 20 September 2004) being validly tendered.

What is the Tender Offer?

The Tender Offer is the method by which Marks and Spencer intends to repurchase its own Ordinary Shares up to a maximum value of £2.3 billion. Shareholders are given the opportunity to tender their Ordinary Shares for cash to Cazenove which will acquire successfully tendered Ordinary Shares at the Strike Price and then sell them to the Company at the same price.

The intention to undertake a tender offer was announced on 12 July 2004 together with the early results of management's operational review of the business.

Why is the Company undertaking the Tender Offer?

The Board is committed to delivering value for shareholders. The Tender Offer allows the Company to increase its potential to deliver a faster rate of earnings per share growth and increases the relative proportion of debt finance to equity capital in the business which reduces the Group's overall cost of capital.

There are a number of different ways of returning value to Shareholders. In determining the most appropriate way of returning value to Shareholders, the Board has to act "in the best interests of shareholders as a whole". The Board was keen to ensure that all Shareholders could participate in the return of value whilst allowing Shareholders individually to choose whether to participate in the Tender Offer or not. As a Shareholder you can decide whether you want to tender your Ordinary Shares under the Tender Offer or keep them.

How is the Company funding the Tender Offer?

The ultimate purchase by the Company of Ordinary Shares successfully tendered under the Tender Offer will be funded from the Group's existing cash resources and additional borrowings including the Facility Agreements.

How does the Tender Offer work?

A price range has been set in which Shareholders may tender their Ordinary Shares to Cazenove under the Tender Offer. The price at which Ordinary Shares will be purchased by Cazenove under the Tender Offer, the Strike Price, will be determined within this range at the level necessary to purchase the maximum number of Ordinary Shares having a total cost not exceeding £2.3 billion. If the aggregate value of all Ordinary Shares tendered is £2.3 billion or less, all Ordinary shares validly tendered will be accepted and purchased. In the event that the Tender Offer is over-subscribed, tenders will be accepted in the following order:

(i) All Ordinary Shares up to the Guaranteed Purchase Level tendered as a Strike Price Tender by any Shareholder will be accepted in full.

(ii) All Ordinary Shares tendered at a price below the Strike Price will be accepted in full.

(iii) All Ordinary Shares tendered as Strike Price Tenders will be accepted in full. However, in the event that the Strike Price is determined to be the Minimum Price, such tenders in excess of the Guaranteed Purchase Level will be scaled down pro-rata to the number of Ordinary Shares tendered at that price, such that the total cost of Ordinary Shares purchased pursuant to the Tender Offer does not exceed £2.3 billion.

(iv) All Ordinary Shares tendered at the price in the price range which is determined to be the Strike Price, will be scaled down pro-rata to the number of Ordinary Shares tendered at that price, such that the total cost of Ordinary Shares purchased pursuant to the Tender Offer does not exceed £2.3 billion.

In all cases, Ordinary Shares tendered at above the Strike Price will be rejected.

Shareholders do not pay dealing costs on any successfully tendered Ordinary Shares.

The Strike Price will be announced by Tuesday 26 October 2004 but will fall in the range of 332 pence to 380 pence per Ordinary Share inclusive (which is currently equivalent to US$35.66 to US$40.81 per ADS).

Shareholders are able to tender their Ordinary Shares or revoke or amend their tenders of Ordinary Shares up until 3.00 p.m. on the closing date of the Tender Offer which is Friday 22 October 2004.

In the Tender Offer, Shareholders are not obliged to tender any of their Ordinary Shares if they do not wish to do so. Ordinary Shares may be traded in the normal way during the Tender Offer period.

Why has a price range been set?

A price range has been set to give Shareholders guidance as to the levels at which Cazenove and in turn the Company is prepared to purchase the successfully tendered Ordinary Shares and to allow Shareholders to indicate the price(s) at which they would be prepared to sell their Ordinary Shares.

You can either offer your Ordinary Shares at the Strike Price, which will be determined at the end of the tender process, or you can offer them at a price or prices that you specify in the price range.

Where has the £1 per share come from?

The £1 per share was referred to in the announcement on 12 July 2004 as a way of referencing the total amount to be returned to Shareholders, approximately £2.3 billion, to the number of Ordinary Shares currently in issue being approximately 2.3 billion Ordinary Shares. Shareholders will not receive £1 per Ordinary Share by participating in the Tender Offer.

Any Ordinary Shares successfully tendered under the Tender Offer will be purchased at the Strike Price as described above.

Who is eligible to participate in the Tender Offer?

The Tender Offer is open to both private and institutional Shareholders alike who are on the Register at 5.00 p.m. on Friday 22 October 2004. For legal reasons we are unable to offer our Shareholders who are resident in Canada, Australia, South Africa or Japan the ability to participate in the Tender Offer.

Shareholders resident outside the UK, or who are nationals or citizens of jurisdictions other than the UK, should read the additional information set out in Part 3. US Shareholders and ADS holders should read the information set out in Part 6.

Do I have to tender my Ordinary Shares?

No. You are not obliged to tender any of your Ordinary Shares. If you choose not to tender any Ordinary Shares, your holding will be unaffected, save for the fact that you will end up owning a greater percentage of the Ordinary Shares of the Company after the Tender Offer than you did before as there will be fewer Ordinary Shares in issue after completion of the Tender Offer process than before.

What happens to the Ordinary Shares that are "successfully tendered"?

All Ordinary Shares that are successfully tendered under the Tender Offer will ultimately be purchased by the Company and then cancelled. There will therefore be fewer Ordinary Shares in issue after completion of the Tender Offer process than before.

If you tender your Ordinary Shares at a price above the Strike Price, those Ordinary Shares will not be purchased and your share certificate will be returned to you in respect of those Ordinary Shares.

How many Ordinary Shares will there be after the Tender Offer?

We are unable to give an exact number at this stage as it will depend on the prices at which the Ordinary Shares are successfully tendered. Assuming the Tender Offer is fully subscribed, the Tender Offer will result in the purchase and subsequent cancellation of between 692,771,084 Ordinary Shares (if the Strike Price is the Minimum Price in the price range) and 605,263,157 Ordinary Shares (if the Strike Price is the maximum price in the price range) which would lead to 30.4 per cent. and 26.5 per cent. fewer Ordinary Shares in issue, respectively. If the Tender Offer is not fully subscribed, then fewer Ordinary Shares may be purchased as a result of the Tender Offer.

What will I receive?

What you receive will depend on the action that you take. If you decide to participate and your Ordinary Shares are successfully tendered in the Tender Offer, you will sell your Ordinary Shares and will receive cash proceeds for them. If you decide to keep your Ordinary Shares, you will end up owning a greater percentage of the Ordinary Shares of

the Company after the Tender Offer than you did before as there will be fewer Ordinary Shares in issue after completion of the Tender Offer process than before.

What price will I receive for each Ordinary Share that I sell?

The tender price will be determined at the price (the "Strike Price") in the price range necessary to repurchase the maximum number of Ordinary Shares as having a total cost not exceeding £2.3 billion of Ordinary Shares. All Shareholders who successfully tender Ordinary Shares will receive the Strike Price per Ordinary Share.

What is a Strike Price Tender?

A Strike Price Tender is a tender which does not require a Shareholder to specify a numerical price in the price range at which to tender their Ordinary Shares. Instead, Shareholders let the process of the Tender Offer work out the price for them. All Ordinary Shares tendered as Strike Price Tenders which are successful in the Tender Offer will be purchased at the Strike Price, the same price as all other successfully tendered Ordinary Shares.

What does the Guaranteed Purchase Level mean?

Up to the first 300 Ordinary Shares (the "Guaranteed Purchase Level") of a Strike Price Tender made by any Shareholder will be accepted in full and will not be scaled down. This means that if you are a Small Shareholder (who currently owns 300 or fewer Ordinary Shares) you will be able to tender up to your entire holding as a Strike Price Tender and will not be scaled down. Shareholders holding Ordinary Shares in certificated form must return either the WHITE Tender Form or the BLUE Small Shareholder Tender Form, as appropriate, completed, signed and witnessed in order to make a Strike Price Tender either up to or in excess of the Guaranteed Purchase Level.

Is there a meeting of Shareholders and do I need to attend?

As the Tender Offer will require the approval of Shareholders, an Extraordinary General Meeting has been convened for 11.00 a.m. on Friday 22 October 2004 at Wembley Conference Centre, Stadium Way, Wembley HA9 0DW. Shareholders have a choice whether to attend the meeting. If you choose not to attend, we would encourage you to exercise your right to vote at the meeting by signing and returning the enclosed Form of Proxy.

The EGM resolutions will require a majority of 75 per cent. or more votes in order to be passed.

Do I need to vote on the Tender Offer?

All Shareholders have the right to vote and we would encourage you to do so. Please sign and return the enclosed Form of Proxy so that it is received by the Company's registrars no later than 11.00 a.m. on Wednesday 20 October 2004.

What do I need to do?

Firstly, we would encourage you to sign and return the Form of Proxy to vote on the Tender Offer process.

Secondly, you need to decide if you want to tender all or any of your Ordinary Shares. If you decide to tender and hold your Ordinary Shares in certificated form, you will need to return the enclosed WHITE Tender Form or the enclosed BLUE Small Shareholder Tender Form, completed, signed and witnessed together with your Ordinary Share certificate (which is in the name of Marks and Spencer Group plc).

Holders of Ordinary Shares in uncertificated form (that is, in CREST) are directed to paragraph 3.3 in Part 3 which details specific procedure's for those holders.

Will I be able to tender part of my holding?

You are able to tender all or some of your Ordinary Shares under the terms of the Tender Offer. Details for doing this are set out in the enclosed WHITE Tender Form and the BLUE Small Shareholder Tender Form (as appropriate).

Holders of Ordinary Shares in uncertificated form (that is, in CREST) are directed to paragraph 3.3 in Part 3 which details specific procedure's for those holders.

When will I receive my cash?

Under the expected timetable of events it is expected that a cheque would be despatched to you for the proceeds of any sale by Friday 29 October 2004. CREST account holders would also have their CREST accounts credited on that day.

What is the UK tax treatment for Shareholders?

For information on certain UK taxation consequences of the Tender Offer please see Part 4.

If you are in any doubt about your tax position, or if you are subject to tax in a jurisdiction other than the United Kingdom, you should consult a professional adviser.

Certain information relevant to US Shareholders and ADS holders is set out in Part 6.

Will I get to keep my interim dividend?

Successfully tendered Ordinary Shares will NOT have the right to receive the interim dividend for the period ending on 2 October 2004.

What happens if I have lost my share certificate and wish to participate in the Tender Offer?

If you have been sent a WHITE Tender Form you should contact the Shareholder Helpline who will arrange for a letter of indemnity to be sent to you.

If you have been sent a BLUE Small Shareholder Tender Form, you will need to complete and sign the indemnity on that form. Alternatively, you should telephone the Shareholder Helpline who will arrange for a letter of indemnity to be sent to you.

What is the impact on employee share option schemes and share plans?

The impact of the Tender Offer on each of the various schemes differs. Individuals who are able to participate in the Tender Offer will be written to separately. There will be no impact on the Employee Share Option Schemes (SAYE or Executive Employee Share Option Schemes). Individuals in the Employee Share Incentive Plans (Freeshares) are not eligible to participate. Individuals in the Profit Sharing Schemes may, depending upon the year of allocation of their awards, be able to participate in the Tender Offer and will receive a separate letter from the trustees of the relevant scheme. Individuals who participate in the Executive Share Matching Plan will be written to separately.

What happens if I hold my Ordinary Shares in a PEP or an ISA?

You should contact your plan manager. We expect that you will be written to separately by your plan manager about the implications of the Tender Offer on your PEP or ISA holding.

What happens if I hold my Ordinary Shares in the Marks and Spencer Share Service?

Anybody who holds their Ordinary Shares through the Marks and Spencer Share Service will be able to participate in the Tender Offer in the same way as other Shareholders and will be contacted separately by the administrator of the Marks and Spencer Share Service.

What happens if my Ordinary Shares are held in a nominee company?

You should contact your nominee company directly. As the registered holder, the nominee will receive documentation in relation to the Tender Offer and will be responsible for taking instructions in relation to the Tender Offer from underlying beneficial holders.

What if I am resident outside the UK?

Shareholders resident outside the UK, or who are nationals or citizens of jurisdictions other than the UK, should read the additional information set out in Part 3.

For legal reasons we are unable to offer our Shareholders who are resident in Canada, Australia, South Africa or Japan the ability to participate in the Tender Offer. Shareholders in the United States and ADS holders should read the additional information in Part 6.

Does the Tender Offer apply to B Shares?

No, the Tender Offer is only being made available to Shareholders who hold Ordinary Shares. Holders of B Shares will be invited to apply to have their B Shares redeemed next March under the terms pursuant to which the B Shares were issued (as set out in the Company's articles of association).

Why have I been sent so much paperwork?

We are required to provide all Shareholders with full details of the Tender Offer. These documents contain important information and you should read them carefully as you have a right to vote on the Tender Offer. All Shareholders, unless restricted by any applicable law or regulation, have been sent a copy of this document.

What if I have any more questions?

If you have read this document and still have questions, we have set up a Shareholder Helpline on telephone number 0845 609 0810 (+44 1903 702 767 if you are calling from outside the United Kingdom) open from 8.30 a.m. to 5.30 p.m. Monday to Friday (UK time). For legal reasons this helpline will not provide advice on the merits of the Tender Offer or give any financial, investment or taxation advice. For financial, investment or taxation advice, you will need to consult your own financial, investment or taxation adviser. US Shareholders and ADS holders should refer to Part 6 where additional information is set out.

Part 2
Letter from the Chairman

MARKS AND SPENCER GROUP PLC
(Incorporated in England and Wales with registered number 4256886)

Directors:
Paul Myners *(Chairman)*
Stuart Rose *(Chief Executive)*
Maurice Helfgott *(Executive Director)*
Mark McKeon *(Executive Director)*
Laurel Powers-Freeling *(Executive Director)*
Alison Reed *(Executive Director)*
Charles Wilson *(Executive Director)*
Anthony Habgood *(Non-Executive Director)*
Steven Holliday *(Non-Executive Director)*
Jack Keenan *(Non-Executive Director)*
Kevin Lomax *(Non-Executive Director)*

Registered Office
Waterside House
35 North Wharf Road
London W2 1NW

21 September 2004

To the holders of Ordinary Shares and, for information only, to holders of options under the Employee Share Option Schemes and to participants of the Employee Share Incentive Plan and the Executive Share Matching Plan

Dear Shareholder,

Proposed return of up to £2.3 billion to Shareholders by way of a Tender Offer

Introduction

The Board announced on 12 July 2004 the early results of an operational review, together with an intention to return up to £2.3 billion to Shareholders by way of a tender offer. Full details of the Tender Offer were announced today. This letter sets out the background to and reasons for the Tender Offer and why your Board believes it to be in the best interests of shareholders as a whole.

The Tender Offer is being made available to all Shareholders who are on the Register at 5.00 p.m. on Friday 22 October 2004. Shareholders can decide whether they want to tender all or any of their Ordinary Shares in the Tender Offer. **Shareholders are not obliged to tender all or any of their Ordinary Shares if they do not wish to do so**. You should read the whole of the document and not rely solely on the information in this letter.

The Tender Offer requires the approval of Shareholders at an Extraordinary General Meeting to be held on Friday 22 October 2004 at 11.00 a.m. The Board is unanimously recommending Shareholders to vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting as the Directors intend to do in respect of their own beneficial holdings of Ordinary Shares amounting in aggregate to 742,890 Ordinary Shares (representing approximately 0.03 per cent. of the current issued ordinary share capital of Marks and Spencer).

The Board is making no recommendation to Shareholders in relation to participation in the Tender Offer. Shareholders need to decide individually what is best for them. The Directors all wish to retain their holdings in Marks and Spencer and therefore are not intending to tender any of their Ordinary Shares in the Tender Offer.

Tenders may be made in the Price Range of 332 pence to 380 pence per Ordinary Share inclusive, which at the Minimum Price is a discount of 3.9 per cent. and at the Maximum Price a premium of 10.0 per cent. to the middle market closing price of 345.5 pence on 20 September 2004, the Business Day before the publication of this document respectively. Only tenders made in 2 pence increments in the Price Range will be accepted. For illustrative purposes only this Price Range is equivalent to US$35.66 to US$40.81 per ADS based on an exchange rate of $1.79 per £1.

Background to the Tender Offer

On 12 July 2004, the management team, led by Chief Executive Stuart Rose, announced the early results of an operational review of the business. This review outlined a plan to refocus on core retail activities. A number of actions had already been taken. The management team had been reinforced, range reviews conducted, supplier terms renegotiated and plans implemented for cost and stock commitments to be reduced. In addition, a number of important strategic decisions were also announced, including the acquisition of the per una business and the sale of our financial services business, Marks and Spencer Money, alongside ongoing arrangements with HSBC to manage and grow jointly this business and share in its future profits after tax and after deducting operating and capital costs. The sale of Marks and Spencer Money is expected to be completed by the end of the calendar year.

As part of the review, the Board set its financial strategy to support the operational requirements of the retail business while ensuring an efficient capital structure. The Board recognised that the Company has capital that is surplus to its requirements and that, following the disposal of Marks and Spencer Money, the ongoing capital requirements of the Group would change. It therefore announced the proposed return of £2.3 billion to Shareholders by way of a tender offer. The Board was advised by Citigroup Global Markets Limited, Morgan Stanley & Co. Limited and Cazenove in relation to the plans announced on 12 July 2004, including the proposed tender offer.

The Board is committed to delivering value for shareholders and the operational, strategic and financial actions that have been taken should enhance the value of the business for

the benefit of shareholders. The Tender Offer is designed to allow the Company to achieve a faster rate of earnings per share growth and also allows the Group to increase the relative proportion of debt finance to equity capital in the business to reduce its overall cost of capital.

Marks and Spencer's balance sheet remains strong and is underpinned by its extensive freehold and leasehold property portfolio, which was recently independently revalued. The Board will continue to review the balance sheet with a commitment to maintaining an efficient capital structure.

The Tender Offer will be financed from the Group's existing resources, the repayment of inter-company loans and the two new bank facilities which Marks and Spencer announced on 13 August 2004 (together the "Facility Agreements"). The first facility, for £1.2 billion, matures on 13 August 2009 and is provided by Banco Bilbao Vizcaya Argentaria S.A., BNP Paribas, Citigroup Global Markets Limited, HSBC Bank plc, Lloyds TSB Bank plc and Morgan Stanley Bank International Limited as Mandated Lead Arrangers and Bookrunners, and by Fortis Bank S.A./N.V., Coöperative Centrale Raiffeisen—Boerenleenbank B.A. (trading as Rabobank International, London Branch) and Standard Chartered Bank as Senior Lead Arrangers. The margin is 0.35 per cent. over LIBOR, and is fixed for the life of the facility. The second facility, for £800 million, is provided by HSBC Bank plc alone and matures on 31 March 2006. It is a standby facility for use, if necessary, to bridge the period between the return of value to Shareholders under the Tender Offer and the receipt of the proceeds from the disposal of Marks and Spencer Money. The Facility Agreements contain provisions, obligations, and certain financial covenants that are customary in such agreements. While proceeds from the sale of Marks and Spencer Money will be used subsequently to reduce the Group's borrowings, the Tender Offer is not conditional on the sale of Marks and Spencer Money. The Company expects to retain an investment grade rating following completion of the Tender Offer.

Marks and Spencer reviewed several options for returning value to Shareholders. For the purpose of this substantial return of up to £2.3 billion, the Board decided to implement a tender offer because it believes this process benefits both Shareholders and the Company. In particular the Tender Offer:

- is available to Shareholders and ADS holders irrespective of the size of their shareholdings. However it is up to Shareholders and ADS holders individually to decide whether to participate or not and, if they do participate, to what extent. There is no obligation to participate;

- assists Marks and Spencer in achieving a more competitive cost of capital and enhances the financial efficiency of the Group;

- offers the Company the ability to adjust its capital structure without significant time delays; and

- enhances earnings per share.

The Tender Offer

Full details of the Tender Offer, including the terms and conditions on which it is made, are set out in Part 3 and on the WHITE Tender Form (which has been sent to Shareholders who hold their Ordinary Shares in certificated form and own more than 300 Ordinary Shares as at 10 September 2004) or the BLUE Small Shareholder Tender Form (which has been sent to Shareholders who hold their Ordinary Shares in certificated form and own 300 or fewer Ordinary Shares as at 10 September 2004), as appropriate.

The Tender Offer is conditional, amongst other things, on the passing of the Resolutions set out in the notice of Extraordinary General Meeting at the end of this document. The Tender Offer is also conditional, amongst other things, on receipt of valid tenders in respect of at least 22,802,057 Ordinary Shares (representing 1 per cent. of the Company's issued ordinary share capital as at 20 September 2004) by 3.00 p.m. on the Closing Date and other conditions specified in Part 3. It is only available to Shareholders and ADS holders on the relevant register of members on the Record Date and in respect of their Ordinary Shares held on the Record Date. It is not available to holders of B Shares in respect of the B Shares that they hold.

The Tender Offer involves the following:

- Cazenove will purchase the maximum number of Ordinary Shares as having a total cost not exceeding £2.3 billion (up to a maximum of 692,771,084 Ordinary Shares) and then sell such shares to Marks and Spencer for cancellation.

- All eligible Shareholders are being given the opportunity to participate in the Tender Offer.

- Tenders will be accepted in the range of 332 pence to 380 pence per Ordinary Share inclusive, in increments of 2 pence only (which is for illustrative purposes only, equivalent to a price range of US$35.66 to US$40.81 per ADS).

- Shareholders can tender their Ordinary Shares under the Tender Offer in the following ways:

  (i) as a Strike Price Tender (the first 300 Ordinary Shares tendered under this choice will be accepted in full and will not be scaled down (the "Guaranteed Purchase Level"));

  (ii) as a tender at a single price being one of the prices in the Price Range; and

  (iii) as a tender at different prices in the Price Range (including Strike Price Tenders).

  Tenders other than Strike Price Tenders must be expressed in whole pence per Ordinary Share.

- ADS holders may tender as a Strike Price Tender or at one or more prices in the Price Range. The Guaranteed Purchase Level will not apply to ADS holders.

- Shareholders do not have to tender any Ordinary Shares if they do not wish to do so.

- All Ordinary Shares will be purchased by Cazenove at the same price, the "Strike Price". The Strike Price will be the lowest price per Ordinary Share that will allow Cazenove to purchase the maximum number of Ordinary Shares having a total cost not exceeding £2.3 billion or such fewer number of Ordinary Shares as are validly tendered pursuant to the Tender Offer. All Shareholders and ADS holders who tender Ordinary Shares at a price below the Strike Price or as Strike Price Tenders, will receive the Strike Price or the US dollar equivalent for each Ordinary Share underlying ADSs, for successful tenders.

- If the aggregate value of all Ordinary Shares tendered is £2.3 billion or less, all Ordinary Shares validly tendered will be accepted and purchased. In the event that the Tender Offer is over-subscribed, tenders will be accepted in the order set out below.

  (i) All Ordinary Shares up to the Guaranteed Purchase Level tendered as a Strike Price Tender by any Shareholder will be accepted in full.

  (ii) All Ordinary Shares tendered at a price below the Strike Price will be accepted in full.

  (iii) All Ordinary Shares tendered as Strike Price Tenders will be accepted in full. However, in the event that the Strike Price is determined to be the Minimum Price, such tenders in excess of the Guaranteed Purchase Level will be scaled down pro-rata to the number of Ordinary Shares tendered at that price, such that the total cost of Ordinary Shares purchased pursuant to the Tender Offer does not exceed £2.3 billion.

  (iv) All Ordinary Shares tendered at the price in the price range which is determined to be the Strike Price, will be scaled down pro-rata to the number of Ordinary Shares tendered at that price, such that the total cost of Ordinary Shares purchased pursuant to the Tender Offer does not exceed £2.3 billion. In all cases, Ordinary Shares tendered at above the Strike Price will be rejected.

- Ordinary Shares will be purchased free of commissions and dealing charges.

- Successfully tendered Ordinary Shares will be cancelled and will not rank for any future dividends including the interim dividend for the period ending 2 October 2004.

- Any rights of Shareholders and ADS holders who choose not to tender their Ordinary Shares will be unaffected.

The Directors reserve the right, at any time prior to the announcement of the results of the Tender Offer, to prevent Cazenove from proceeding with the Tender Offer if they conclude that its implementation is no longer in the interests of the Company and/or shareholders as a whole.

Full details of the Tender Offer, including the terms and conditions on which it is made, are set out in Part 3.

Guaranteed Purchase Level

Up to the first 300 Ordinary Shares (the "Guaranteed Purchase Level") of a Strike Price Tender made by any Shareholder will be accepted in full and will not be scaled down. This means that if you are a Small Shareholder (who currently owns 300 or fewer Ordinary Shares) you will be able to tender up to your entire holding as a Strike Price Tender and will not be scaled down.

Shareholders who hold their Ordinary Shares in certificated form must return the BLUE Small Shareholder Tender Form or the WHITE Tender Form, as appropriate, completed, signed and witnessed in order to make a Strike Price Tender either up to or in excess of the Guaranteed Purchase Level.

Shareholders who hold their Ordinary Shares in uncertificated form must make their Strike Price Tender, either up to or in excess of the Guaranteed Purchase Level, electronically through CREST in accordance with the procedures set out in Part 3.

The Guaranteed Purchase Level does not apply to tendered ADSs.

General Authority to repurchase Ordinary Shares

The Board is also seeking the General Authority (in substitution for the existing authority) at the Extraordinary General Meeting to make market purchases of up to 158,743,463 Ordinary Shares representing a maximum of 10 per cent. of Marks and Spencer's issued ordinary share capital after completion of the Tender Offer (assuming that the maximum number of Ordinary Shares authorised under Resolution 1 to be purchased by the Company pursuant to the Tender Offer is purchased by the Company). The authority sought will expire at the end of the Company's next annual general meeting.

Current Trading

Unaudited UK Retail sales for the 10 weeks to 18 September 2004 are shown below. Because the 2003/4 financial year was for a 53 week trading period, the figures have

been produced both on a financial accounting basis and, to avoid distortion, on a comparable trading week basis:

Financial accounting basis	14 weeks to 10 July 2004		10 weeks to 18 Sept 2004 (vs 10 weeks to 13 Sept 2003)		24 weeks to 18 Sept 2004	
	Actual % on last year	Like for like % on last year	Actual % on last year	Like for like % on last year	Actual % on last year	Like for like % on last year
Clothing	-0.5		-5.4		-2.5	
Home	-12.8		-20.8		-16.1	
Total Clothing & Home	-1.8	-3.7	-7.1	-9.2	-3.9	-5.9
Food	+3.9	-1.5	+2.9	-2.5	+3.5	-2.0
Total	+0.7	-2.8	-2.7	-6.3	-0.7	-4.2

Source: unaudited management accounts

Comparable trading week basis	10 weeks to 18 Sept 2004 (vs 10 weeks to 20 Sept 2003)	
	Actual % on last year	Like for like % on last year
Clothing	-3.9	
Home	-19.8	
Total Clothing & Home	-5.6	-7.7
Food	+3.5	-2.0
Total	-1.6	-5.2

Source: unaudited management accounts

Clothing performance for the Summer season was difficult, with poor sales in core Womenswear, Lingerie and Childrenswear. Product appeal was not sufficiently strong in these areas. However, where product was right and we had bought in depth, sales were good, as in swimwear and schoolwear. Per una also performed well. Home sales were particularly weak with the product being too contemporary for our customers. In Food, Simply Food stores traded as planned but performance in city centre stores was slightly below last year. Footfall remained broadly level on the year.

Due to lower sales levels and higher stock commitments in the Spring/Summer, markdown costs in the first half are expected to show an increase of c£20m.

We have had only three weeks of the Autumn season and it is too early to draw any firm conclusions. In Womenswear, early indications for knitwear and formalwear, including the new Limited Collection, have been encouraging and per una continues to perform well, although some areas of casualwear have been poor. Menswear remains relatively strong and Childrenswear continues to improve, building on a good schoolwear performance.

Prospects

On 12 July 2004, the new management team outlined its plans to deliver the long term value which it believes exists in the Company. Over the past weeks, we have concentrated on implementing measures to improve both future product ranges and the operating efficiency of the business.

Specific weaknesses in the clothing ranges have been identified although existing commitments and lead times have restricted the ability to react quickly enough to fully eliminate problem areas. By the end of August we had reduced commitment by c£150m compared to last year.

Following our decision to close Lifestore, we are now focusing on rebuilding the core categories in Home of bath, bed, kitchen and home accessories. Stationery and gifts continue to perform well.

In Food we have taken steps to ensure that our Autumn product development has been more focused. The catalogue is also being rationalised to eliminate product proliferation.

Margin and cost improvements are on track. In particular, the Company will benefit in the second half from the announced improvements in margins following renegotiations with suppliers. There is no change to the guidance on bought in margin for the first half, being an increase of 50 basis points in Clothing and unchanged in Food. The increase in operating costs for the first half is expected to be less than 1% compared to our previous guidance of 3%. This trend is expected to continue through the second half of the year.

The new "Your M&S" brand campaign was launched earlier this month, signifying the start of an overall marketing and in-store programme to reconnect the Company with its core customer base.

It is currently expected that the purchase of per una will be completed by the end of October 2004 and the sale of Marks and Spencer Money will be completed by the end of the calendar year.

The Board remains confident that actions already taken and those still to be implemented will build on the strengths of Marks & Spencer to support a sustained recovery in the future. As we announced on 12 July, the business has substantial further trading potential. Whilst it will take time for the results to show through, we are confident that the actions which are being taken will unlock the value which we believe is inherent in the Group.

A trading update in respect of the second quarter for the period to 2 October 2004 will be released on 12 October 2004. The interim results for the six months to 2 October 2004 will be released on 9 November 2004.

Dividends

Successfully tendered Ordinary Shares will not rank for the interim dividend for the period ending 2 October 2004.

Tax

A guide to certain UK tax consequences of the Tender Offer for Shareholders under UK law and Inland Revenue practice is set out in Part 4. A guide to certain US tax consequences of the Tender Offer for US Shareholders and ADS holders is set out in Part 6.

Shareholders and ADS holders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom or the United States should consult their professional advisers.

Overseas Shareholders

The attention of Shareholders who are not resident in the United Kingdom is drawn to the section headed "Overseas Shareholders" in Part 3. US Shareholders and ADS holders should refer to Part 6.

Employee Share Schemes

The Board currently offers a range of share schemes to employees. The Board has determined that no adjustments should be made to options granted under the Employee Share Option Schemes (the SAYE and Executive Employee Share Option Schemes). Participants in the Employee Share Option Schemes are therefore not affected by the Tender Offer.

The rules of the Employee Share Incentive Plan (Freeshares) do not allow for the withdrawal of Ordinary Shares under three years and therefore participants in this plan may not participate in the Tender Offer.

Trustees of the Profit Sharing Schemes, both UK and Ireland will write to participants to explain the effect of the Tender Offer on their awards under those schemes as individuals in these schemes may, depending upon the year of allocation of their awards, be able to participate in the Tender Offer.

We will be writing separately to participants in the Executive Share Matching Plan to explain the effect of the Tender Offer on their awards under this plan.

Extraordinary General Meeting

Implementation of the Tender Offer requires the approval of Shareholders at an Extraordinary General Meeting. Accordingly, there is set out at the end of this document a notice convening the Extraordinary General Meeting to be held at 11.00 a.m. on Friday 22 October 2004 at Wembley Conference Centre, Stadium Way, Wembley HA9 0DW. At this meeting a special resolution, Resolution 1, will be proposed to seek authority to make market purchases of Ordinary Shares pursuant to the Tender Offer. Resolution 1 specifies the maximum number of Ordinary Shares which may be acquired pursuant to this authority and the maximum and minimum prices at which Ordinary Shares may be bought pursuant to the Tender Offer. The authority sought will expire at the end of the Company's next annual general meeting.

Resolution 2 will confer general authority for the market purchase by the Company of up to 10 per cent. of its issued ordinary share capital after completion of the Tender Offer (assuming that the maximum number of Ordinary Shares authorised under Resolution 1 to be purchased by the Company pursuant to the Tender Offer is purchased by the Company). The authority will replace any other such authority previously conferred. The Directors will only exercise this power if and when, in the light of the market conditions prevailing at the time, they believe that such purchases would increase earnings per share and would be for the benefit of shareholders generally. The maximum price to be paid on any occasion will be 5 per cent. above the average of the middle market quotations derived from the Daily Official List of the London Stock Exchange plc for the preceding five business days and the minimum price will be 25 pence per Ordinary Share. The General Authority will expire at the end of the Company's next annual general meeting.

Action to be taken

In relation to the Extraordinary General Meeting

Shareholders will find enclosed a Form of Proxy for use in connection with the Extraordinary General Meeting. Whether or not you intend to be present at the meeting, you are requested to complete and return the Form of Proxy sent to you as soon as possible and, in any event, so as to be received by Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX not later than 11.00 a.m. on Wednesday 20 October 2004. ADS holders are requested to complete the voting instruction card provided and return such card as soon as possible and in any event so as to be received by the ADS Depositary not later than 3.00 p.m. (New York City time) on Friday 15 October 2004.

The completion and return of Forms of Proxy will not preclude Shareholders from attending the Extraordinary General Meeting should they wish to do so.

In relation to the Tender Offer

The procedure for tendering your Ordinary Shares depends on whether Ordinary Shares are held in certificated or uncertificated form and is summarised below.

(a) Shares held in certificated form

Shareholders who hold Ordinary Shares in certificated form and who wish to tender all or any of their existing holdings of Ordinary Shares should complete either the WHITE Tender Form or the BLUE Small Shareholder Tender Form, as appropriate, in accordance with the instructions printed thereon (including a witnessed signature) and in Part 3 and return it by post or by hand to the Receiving Agent, Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX. A prepaid envelope is enclosed for this purpose. Shareholders who hold their Ordinary Shares in certificated form should also return their share certificate(s) in respect of the shares tendered. **Completed WHITE Tender Forms or BLUE Small Shareholder Tender Forms must be received by not later than 3.00 p.m. on Friday 22 October 2004. Further details of the procedures for tendering and settlement are set out in Part 3 and in the accompanying WHITE Tender Form or BLUE Small Shareholder Tender Form.**

(b) Shares held in uncertificated form

Shareholders who hold their Ordinary Shares in uncertificated form and who wish to tender all or any of their existing holdings of Ordinary Shares should tender electronically through CREST so that the TTE Instruction settles no later than 3.00 p.m. on Friday 22 October 2004. Further details of the procedures for tendering and settlement are set out in Part 3.

If you are in any doubt about the completion of the WHITE Tender Form or BLUE Small Shareholder Tender Form or making a TTE Instruction, please contact the Receiving Agent, Lloyds TSB Registrars. A Shareholder Helpline has been set up on 0845 609 0810 (from inside the UK) and +44 1903 702 767 (from outside the UK) to assist with enquiries from Shareholders. This helpline is available between from 8.30 a.m. to 5.30 p.m. Monday to Friday and will remain open until 30 November 2004.

Please note that for legal reasons the helpline operators are not permitted to give any advice on the Tender Offer including acceptance thereof or any additional information or to provide financial, investment or taxation advice of any kind.

Further information

Shareholders who do NOT wish to sell any Ordinary Shares under the Tender Offer should take no action in relation to the WHITE Tender Form or BLUE Small Shareholder Tender Form and will not be required to make a TTE Instruction.

Part 1 sets out the answers to some questions you might have on the Tender Offer.

ADS holders cannot tender Ordinary Shares using either the WHITE Tender Form or the BLUE Small Shareholder Tender Form. ADS holders should refer to Part 6 for instructions on how to tender Ordinary Shares underlying ADSs. If you are an ADS holder and have questions about the Tender Offer, please telephone the Shareholder Helpline (contact details are set out above or at the end of Part 1).

Your attention is drawn to the additional information in Part 5 and, in the case of US Shareholders, to the additional information in Part 6.

Recommendation

The Board considers that the Tender Offer and the General Authority are in the best interests of shareholders as a whole.

Accordingly, the Board unanimously recommends all Shareholders to vote in favour of the Resolutions as they intend to do in respect of their own beneficial holdings of Ordinary Shares amounting in aggregate to 742,890 Ordinary Shares, representing approximately 0.03 per cent. of the current issued ordinary share capital of Marks and Spencer.

The Board is making no recommendation to Shareholders in relation to participation in the Tender Offer itself. Whether or not Shareholders or ADS holders decide to tender all or any of their Ordinary Shares will depend, among other things, on their view of Marks and Spencer's prospects and their own individual circumstances, including their tax position. Shareholders and ADS holders are recommended to consult their duly authorised independent advisers and make their own decision.

The Directors all wish to retain their holdings in Marks and Spencer and therefore are not intending to tender any of their Ordinary Shares in the Tender Offer.

Yours sincerely



Paul Myners
Chairman

If you have any questions about the procedure for tendering Ordinary Shares or making a TTE Instruction or you want help filling in the Form of Proxy, WHITE Tender Form or BLUE Small Shareholder Tender Form, please telephone the Shareholder Helpline on 0845 609 0810 (from inside the UK) and +44 1903 702 767 (from outside the UK).

Please note that for legal reasons the Shareholder Helpline will only be able to provide information contained in this document and will be unable to give advice on the merits of the Tender Offer or to provide financial, investment or taxation advice.

Part 3

Details of the Tender Offer

1. Introduction

Shareholders on the Register at 5.00 p.m. on the Record Date (other than certain Overseas Shareholders—see "Overseas Shareholders" below) are hereby invited to tender Ordinary Shares for purchase by Cazenove on the terms and subject to the conditions set out in this document and in the accompanying WHITE Tender Form or BLUE Small Shareholder Tender Form, as applicable. Marks and Spencer will, in turn, repurchase for cancellation from Cazenove at the Strike Price the Ordinary Shares purchased by Cazenove pursuant to the Tender Offer.

2. Terms and conditions of the Tender Offer

2.1 The Tender Offer is conditional on the following (the "**Conditions**"):

(i) the passing, as a special resolution, of Resolution 1 set out in the notice of the Extraordinary General Meeting at the end of this document;

(ii) receipt of valid tenders in respect of at least 22,802,057 Ordinary Shares (representing 1 per cent. of the Company's issued ordinary share capital as at 20 September 2004) by 3.00 p.m. on the Closing Date;

(iii) the Facility Agreements having not been terminated in accordance with their respective terms; and

(iv) the Tender Offer not having been terminated in accordance with paragraph 2.19 of this Part 3 prior to the fulfillment of the conditions referred to in sub-paragraphs 2.1 (i), (ii) and (iii) above.

Cazenove will not purchase the Ordinary Shares pursuant to the Tender Offer unless the Conditions have been satisfied. The Conditions may not be waived by Cazenove. If the Conditions are not satisfied by 3.00 p.m. on Monday 25 October 2004, the Tender Offer will lapse.

2.2 (A) Ordinary Shares may be tendered under the Tender Offer in the following ways:

(i) as a Strike Price Tender;

(ii) as a tender at a single price being one of the prices in the Price Range;

(iii) as a tender at different prices in the Price Range (including Strike Price Tenders).

(B) Tenders other than Strike Price Tenders must be expressed in whole pence per Ordinary Share.

(C) Up to the first 300 Ordinary Shares of a Strike Price Tender (the "Guarantee Purchase Level") made by any Shareholder will be accepted in full and will not be scaled down.

(D) ADS holders may tender as a Strike Price Tender or at different prices in the Price Range. The Guaranteed Purchase Level does not apply to ADS holders nor to any Ordinary Shares tendered which are represented by ADSs.

2.3 The Tender Offer is only available to Shareholders (outside Canada, Australia, South Africa or Japan) on the Register on the Record Date and in respect of the number of Ordinary Shares registered in their names on that date.

2.4 Tenders in respect of certificated Ordinary Shares may be revoked by written notice received by the Registrars, Lloyds TSB Registrars, any time until 3.00 p.m. on Friday 22 October 2004. Tenders in respect of uncertificated Ordinary Shares may be revoked by input and settlement in CREST of an ESA instruction in accordance with the procedures set out in this Part 3 anytime until 3.00 p.m. on Friday 22 October 2004. After 3.00 p.m. on Friday 22 October 2004 all tenders will be irrevocable. All questions as to the validity of notices of withdrawal (including time of receipt) or ESA instructions, as applicable, will be determined by Cazenove, in its sole discretion, which determination shall be final and binding (except as otherwise required under applicable law). None of Marks and Spencer, Cazenove, the Registrars, the ADS Depositary or any other person is or will be obliged to give notice of any defects or irregularities in any notice of withdrawal or ESA instruction, and none of them will incur any liability for failure to give any such notice.

2.5 The Tender Offer will close at 3.00 p.m. on the Closing Date and no tenders received after that time will be accepted.

2.6 All or any part of a holding of Ordinary Shares may be tendered. Ordinary Shares successfully tendered will be sold to Cazenove fully paid and free from all liens, charges, equitable interests and encumbrances and with all rights attaching to the same. Successfully tendered Ordinary Shares will then be repurchased from Cazenove by Marks and Spencer pursuant to the Repurchase Agreement and such Ordinary Shares will subsequently be cancelled and will not rank for any future dividends, including for the avoidance of doubt, the interim dividend for the period ending 2 October 2004.

2.7 (i) Tenders in respect of Ordinary Shares held in certificated form must be made on the accompanying WHITE Tender Form or the BLUE Small Shareholder Tender Form, as applicable, duly completed in accordance with the instructions set out below and in the WHITE Tender Form or the BLUE Small Shareholder Tender Form, as applicable (which constitute part of the terms of the Tender Offer). Such tenders will only be valid when the procedures contained in this document and in the WHITE Tender Form or the BLUE Small Shareholder Tender Form, as applicable, are complied with.

(ii) Tenders in respect of Ordinary Shares held in uncertificated form in CREST must be made by the input and settlement of a TTE Instruction in CREST in accordance with the instructions set out in this Part 3 and the relevant procedures in the CREST manual which together constitute part of the terms of the Tender Offer. Such tenders will only be valid when the procedures contained in this document and in the relevant parts of the CREST manual are complied with.

(iii) The Tender Offer and all tenders will be governed by and construed in accordance with English law. Delivery of a WHITE Tender Form or a BLUE Small Shareholder Tender Form or the input of a TTE Instruction in CREST, as applicable, will constitute submission to the jurisdiction of the English courts.

2.8 The results of the Tender Offer and, if applicable, the extent to which tenders will be scaled down, will be announced by Tuesday 26 October 2004.

2.9 All documents and remittances sent by or to Shareholders and all instructions made by or on behalf of a Shareholder in CREST will be sent or made (as the case may be) at the risk of the person entitled thereto. If the Tender Offer does not become unconditional and lapses, in respect of Ordinary Shares held in certificated form, WHITE Tender Forms or BLUE Small Shareholder Tender Forms (as applicable), share certificates and other documents of title will be returned by post not later than ten Business Days after the date of such lapse or, in respect of Ordinary Shares held in uncertificated form (that is, in CREST), the escrow agent will provide instructions to CRESTCo to transfer all Ordinary Shares held in escrow balances by TFE instruction to the original available balances to which those Ordinary Shares relate.

2.10 If part only of a holding of Ordinary Shares is successfully tendered pursuant to the Tender Offer, the relevant Shareholder will be entitled to receive the following:

(i) for Ordinary Shares held in certificated form—a certificate in respect of the unsold Ordinary Shares; or

(ii) for Ordinary Shares held in uncertificated form (that is, in CREST)—the transfer by the escrow agent by TFE instruction to the original available balances of those unsold Ordinary Shares or the credit of the balance of the unsold Ordinary Shares by the escrow agent by an ARAN message.

2.11 Further copies of the WHITE Tender Form or the BLUE Small Shareholder Tender Form may be obtained on request from the Shareholder Helpline on 0845 609 0810 (from inside the UK) and +44 1903 702 767 (from outside the UK) or from the Registrars, Lloyds TSB Registrars at Princess House, 1 Suffolk Lane, London EC4R 0AX.

2.12 The lowest price at which tenders will be accepted is the Minimum Price. The highest price at which tenders will be accepted is the Maximum Price. Only tenders made at 2 pence increments in the Price Range will be accepted.

2.13 The Strike Price will be the lowest price per Ordinary Share that will allow Cazenove to purchase the maximum number of Ordinary Shares having a total cost not exceeding £2.3 billion or such lesser number of Ordinary Shares as are validly tendered pursuant to the Tender Offer.

2.14 If the aggregate value for all Ordinary Shares tendered is £2.3 billion or less, all Ordinary Shares validly tendered will be purchased. If the aggregate value of Ordinary Shares tendered exceeds £2.3 billion, tenders will be accepted in the following order:

(i) subject to paragraph 2.2(D) above, all Ordinary Shares up to the Guaranteed Purchase Level tendered as a Strike Price Tender by any Shareholder will be accepted in full;

(ii) all Ordinary Shares tendered at a price below the Strike Price will be accepted in full;

(iii) all Ordinary Shares tendered as Strike Price Tenders will be accepted in full. However, in the event that the Strike Price is determined to be the Minimum Price, such tenders in excess of the Guaranteed Purchase Level will be scaled down pro-rata to the number of Ordinary Shares tendered at that price, such that the total cost of Ordinary Shares purchased pursuant to the Tender Offer does not exceed £2.3 billion; and

(iv) all Ordinary Shares tendered at the price in the price range which is determined to be the Strike Price, will be scaled down pro-rata to the number of Ordinary Shares tendered at that price, such that the total cost of Ordinary Shares purchased pursuant to the Tender Offer does not exceed £2.3 billion.

Should any fractions arise from any scaling down, the number of Ordinary Shares accepted shall be rounded down to the nearest whole Ordinary Share.

2.15 All Ordinary Shares tendered at prices above the Strike Price will be rejected and will not be purchased by Cazenove. All Ordinary Shares successfully tendered will be purchased by Cazenove, as principal, at the Strike Price.

2.16 All questions as to the number of Ordinary Shares tendered, the price to be paid therefor and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of Ordinary Shares will be determined by Cazenove in its sole discretion, which determination shall be final and binding on all of the parties (except as otherwise required under applicable law). Cazenove reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance or payment for which may, in the opinion of Cazenove, be unlawful. Cazenove also reserves the absolute right to waive any defect or irregularity in the tender of any particular Ordinary Shares or any particular holder thereof. No tender of Ordinary Shares will be deemed to be validly made until all defects or irregularities have been cured or waived. In the event of a waiver, the consideration under the Tender Offer will not be despatched (in respect of certificated Ordinary Shares) or made by way of a CREST payment (in respect of uncertificated Ordinary

Shares), until after (in the case of certificated Ordinary Shares) the WHITE Tender Form or BLUE Small Shareholder Tender Form, as applicable, is complete in all respects and the share certificates and/or other document(s) of title satisfactory to Cazenove have been received or (in the case of uncertificated Ordinary Shares), the relevant TTE Instruction has settled. None of Marks and Spencer, Cazenove, the Registrars, the ADS Depositary or any other person is or will be obliged to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

2.17 Ordinary Shares will be purchased pursuant to the Tender Offer free of commissions and dealing charges.

2.18 The failure of any person to receive a copy of this Tender Offer document, the WHITE Tender Form or the BLUE Small Shareholder Tender Form shall not invalidate any aspect of the Tender Offer.

2.19 The Directors reserve the right to require that Cazenove does not proceed with the Tender Offer if they conclude, at any time prior to the Announcement of results of the Tender Offer, that its implementation is no longer in the interests of Marks and Spencer and/or shareholders of Marks and Spencer as a whole.

3. Procedure for tendering

3.1 *Different procedures for Ordinary Shares in certificated and uncertificated form*

If you hold Ordinary Shares in certificated form, you may only tender such Ordinary Shares by completing and returning the WHITE Tender Form or the BLUE Small Shareholder Tender Form, as appropriate, in accordance with the instructions set out in paragraph 3.2 below and the instructions printed thereon.

If you hold Ordinary Shares in certificated form, but under different designations, you should complete a separate WHITE Tender Form or BLUE Small Shareholder Tender Form, as appropriate, in respect of each designation. Additional WHITE Tender Forms and BLUE Small Shareholder Tender Forms are available from Lloyds TSB Registrars by telephone on 0845 609 0810 (from inside the United Kingdom) or on +44 1903 702 767 (from outside the United Kingdom).

If you hold Ordinary Shares in uncertificated form (that is, in CREST) you may only tender such Ordinary Shares by TTE Instruction in accordance with the procedure set out in paragraph 3.3 below and, if those Ordinary Shares are held under different member account IDs, you should send a separate TTE Instruction for each member account ID.

ADS holders should follow the procedures set out in Part 6.

3.2 ***Ordinary Shares held in certificated form (that is, not in CREST)***

To tender your Ordinary Shares held in certificated form you must complete, sign and have witnessed the WHITE Tender Form, or the BLUE Small Shareholder Tender Form, as appropriate.

The completed, signed and witnessed WHITE Tender Form or BLUE Small Shareholder Tender Form, as applicable, should be sent either by post in the accompanying reply-paid envelope (for use in the UK only) along with the relevant share certificate or by hand during normal business hours to the Registrars, Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX **as soon as possible and, in any event, so as to be received not later than 3.00 p.m. on Friday 22 October 2004. No tenders received after that time will be accepted.** No acknowledgement of receipt of documents will be given. Any WHITE Tender Form or BLUE Small Shareholder Tender Form received in an envelope postmarked in Canada, Australia, South Africa or Japan or otherwise appearing to Cazenove or its agents to have been sent from any of those jurisdictions may be rejected as an invalid tender. For further information on Overseas Shareholders, see the section headed "Overseas Shareholders" below.

The completed and signed WHITE Tender Form or BLUE Small Shareholder Tender Form should be accompanied, where possible, by the relevant share certificate(s) and/or other document(s) of title.

If your share certificate(s) and/or other document(s) of title are not readily available (for example, if they are with your stockbroker, bank or other agent) or are lost, the WHITE Tender Form or BLUE Small Shareholder Tender Form, as appropriate, should nevertheless be completed, signed and returned as described above so as to be received by the Registrars, Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX not later than 3.00 p.m. on Friday 22 October 2004 together with any share certificate(s) and/or document(s) of title that you may have available.

In respect of those Ordinary Shares for which your certificate(s) is/are unavailable and you have been sent the BLUE Small Shareholder Form, you should complete the indemnity set out in Box 4. If you have been sent a White Tender Form, a letter of indemnity can be obtained by writing to Lloyds TSB Registrars at Princess House, 1 Suffolk Lane, London EC4R 0AX or contacting them on the Shareholder Helpline, details of which are set out at the end of Part 1. If a separate letter of indemnity is completed, this should be returned with the WHITE Tender Form as described above so as to be received by the Registrars, Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX not later than 3.00 p.m. on Friday 22 October 2004.

Where you have either completed and returned the indemnity on a BLUE Small Shareholder Tender Form or a separate letter of indemnity in respect of unavailable share certificates and you subsequently find or obtain the relevant share certificates, you should immediately send the certificate by hand or by post to the Registrars, Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX.

3.3 ***Ordinary Shares held in uncertificated form (that is, in CREST)***

If your Ordinary Shares are in uncertificated form, to tender such shares you should take (or procure the taking of) the action set out below to transfer (by means of a TTE Instruction) the number of Ordinary Shares which you wish to tender under the Tender Offer to the appropriate escrow account, specifying Lloyds TSB Registrars (in its capacity as a CREST participant under the relevant participant ID(s) and member account ID(s) referred to below) as the escrow agent, **as soon as possible and in any event so that the TTE Instruction settles by no later than 3.00 p.m. on Friday 22 October 2004. Please note that settlement cannot take place on weekends or bank holidays (or other times at which the CREST system is non-operational) and you should therefore ensure you time the input of any TTE Instructions accordingly.**

The input and settlement of a TTE Instruction in accordance with this paragraph 3.3 (which has not been validly withdrawn) shall constitute an offer to sell the number of Ordinary Shares at the price indicated on the terms of the Tender Offer, by transferring such shares to the relevant escrow account as detailed in sub-paragraph 3.3.1(v) below (an "Electronic Tender").

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Ordinary Shares are held. In addition, only your CREST sponsor will be able to send the TTE Instruction to CRESTCo in relation to the Ordinary Shares which you wish to tender.

After settlement of a TTE Instruction, you will not be able to access in CREST for any transaction or charging purposes the Ordinary Shares the subject of such TTE Instruction, notwithstanding that they will be held by Lloyds TSB Registrars as your agent until completion or lapsing of the Tender Offer. If the Tender Offer becomes unconditional by 3.00 p.m. on Monday 25 October 2004, Lloyds TSB Registrars will transfer the successfully tendered Ordinary Shares to itself as the agent of Cazenove, returning any Ordinary Shares not successful in the Tender Offer to you.

You are recommended to refer to the CREST manual published by CRESTCo for further information on the CREST procedures outlined below.

You should note that CRESTCo does not make available special procedures for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE Instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or your CREST sponsor) to enable a TTE Instruction relating to your Ordinary Shares to settle prior to 3.00 p.m. on Friday 22 October 2004. In this connection you are referred in particular to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

3.3.1 *Electronic Tenders*

To tender Ordinary Shares in uncertificated form you should send (or if you are a CREST sponsored member, procure your sponsor sends) to CRESTCo a TTE Instruction in relation to such Ordinary Shares.

A TTE Instruction to CRESTCo must be properly authenticated in accordance with CRESTCo's specifications for transfers to escrow and must contain the following additional details:

(i) the number of Ordinary Shares in respect of which you wish to tender and be transferred to an escrow account;

(ii) your member account ID;

(iii) your participant ID;

(iv) the participant ID of the escrow agent, Lloyds TSB Registrars, in its capacity as a CREST receiving agent. For the purposes of the Tender Offer, the participant ID is dependent upon the price you wish to tender at, as set out in sub-paragraph (v) below;

(v) the member account ID of the escrow agent, Lloyds TSB Registrars. For the purposes of the Tender Offer this will be dependent on the price you wish to tender at, as set out below in this sub-paragraph (v).

The following sets out the different escrow accounts by price range and the relevant participant ID and member account ID for each.

Price range for Participant ID (2RA92)	Member account ID
Strike Price Tender	MSTNDRSP
332 pence	MSTNDR32
334 pence	MSTNDR34
336 pence	MSTNDR36
338 pence	MSTNDR38
340 pence	MSTNDR40
342 pence	MSTNDR42
344 pence	MSTNDR44
346 pence	MSTNDR46
348 pence	MSTNDR48
350 pence	MSTNDR50
352 pence	MSTNDR52
354 pence	MSTNDR54
356 pence	MSTNDR56
358 pence	MSTNDR58
360 pence	MSTNDR60

Price range for Participant ID (6RA07)	Member account ID
362 pence	MSTNDR62
364 pence	MSTNDR64
366 pence	MSTNDR66
368 pence	MSTNDR68
370 pence	MSTNDR70
372 pence	MSTNDR72
374 pence	MSTNDR74
376 pence	MSTNDR76
378 pence	MSTNDR78
380 pence	MSTNDR80;

(vi) the corporate action ISIN, which is GB0031274896;

(vii) the intended settlement date. This should be as soon as possible and, in any event, not later than 3.00 p.m. on Friday 22 October 2004;

(viii) input with standard delivery instruction of priority 80;

(ix) the corporate action number for the relevant Tender Offer price range. There are two corporate action numbers allocated by CRESTCo to the Tender Offer and these can be found by viewing the corporate action details on screen in CREST; and

(x) the contact name and telephone number inserted in the shared note field.

3.3.2 *Withdrawal of Electronic Tenders*

In the case of Ordinary Shares held in uncertificated form, withdrawals of Electronic Tenders are permitted up until 3.00 p.m. on Friday 22 October 2004, and a Shareholder may withdraw his Electronic Tender through CREST by sending (or, if a CREST sponsored member, procuring that his CREST sponsor sends) an ESA instruction to settle in CREST in relation to each Electronic Tender to be withdrawn. Each ESA instruction must, in order for it to be valid and settle, include the following details:

(i) the number of Ordinary Shares to be withdrawn, together with their ISIN number;

(ii) the member account ID of the tendering Shareholder, together with his participant ID;

(iii) the member account ID of the escrow agent included in the relevant Electronic Tender, together with the escrow agent's participant ID;

(iv) the transaction reference number of the Electronic Tender to be withdrawn;

(v) the intended settlement date for the withdrawal; and

(vi) the corporate action number for the relevant Tender Offer price range of the Electronic Tender to be withdrawn.

Any such withdrawal will be conditional upon Lloyds TSB Registrars verifying that the withdrawal request is validly made. Accordingly, Lloyds TSB Registrars will on behalf of Cazenove reject or accept the withdrawal by transmitting in CREST a receiving agent reject (AEAD) message or receiving agent accept (AEAN) message.

3.3.3 *Withdrawal and re-tender of the same number of Ordinary Shares into different escrow balance(s)*

A Shareholder (or if a CREST sponsored member, his CREST sponsor) may, at the same time as withdrawing an Electronic Tender in accordance with the procedures described above and by the input and settlement of the same ESA instruction, re-tender the same number of Ordinary Shares the subject of that Electronic Tender into one or more different escrow balances provided that the escrow balances to be used for the re-tendered Ordinary Shares will be within the same corporate action number as used in the previous TTE Instruction.

In addition to the details to be included in the ESA instruction for the purposes of withdrawal of an Electronic Tender, the ESA instruction must also include the following details:

(i) the number of Ordinary Shares in respect of which the Shareholder wishes to re-tender and be transferred to a different escrow account;

(ii) the member account ID and participant ID of the escrow agent relevant to the new escrow balance(s) the Shareholder wishes to transfer the Ordinary Shares to.

If a Shareholder (or if a CREST sponsored member, his CREST sponsor) wishes to re-tender a different number of Ordinary Shares to the number in his original Electronic Tender and/or re-tender Ordinary Shares into escrow accounts within a different corporate action number, he must withdraw the Electronic Tender in accordance with the procedure set out in sub-paragraph 3.3.2 above and input a new TTE Instruction for the number of Ordinary Shares he wishes to re-tender in accordance with the procedures set out in sub-paragraph 3.3.1 above.

An appropriate announcement through a Regulatory Information Service will be made if any of the details contained in sub-paragraph 3.3.2 or sub-paragraph 3.3.3 are altered.

3.4 ***Deposits of Ordinary Shares into, and withdrawals of Ordinary Shares from, CREST***

Normal CREST procedures (including timings) apply in relation to any Ordinary Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Tender Offer (whether such conversion arises as a result of a transfer of Ordinary Shares or otherwise). Shareholders who are proposing to convert any such Ordinary Shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Ordinary Shares as a result of the conversion to take all necessary steps in connection with such person's participation in the Tender Offer (in particular, as regards delivery of share certificates and/or other documents of title or transfers to an escrow balance as described above) prior to 3.00 p.m. on Friday 22 October 2004.

3.5 ***Validity of tenders***

(i) WHITE Tender Forms and BLUE Small Shareholder Tender Forms

Notwithstanding the powers in paragraph 2.16 of the section headed "Terms and Conditions of the Tender Offer", Cazenove reserves the right to treat as valid only WHITE Tender Forms or BLUE Small Shareholder Tender Forms which are received entirely in order by 3.00 p.m. on the Closing Date and which are accompanied by the relevant share certificate(s) and/or other document(s) of title or a satisfactory indemnity in lieu thereof in respect of the entire number of Ordinary Shares tendered. **The Record Date for the Tender Offer is at 5.00 p.m. on Friday 22 October 2004.**

(ii) Validity of Electronic Tenders

A WHITE Tender Form or BLUE Small Shareholder Tender Form which is received in respect of Ordinary Shares held in uncertificated form will not constitute a valid tender and will be disregarded. Holders of Ordinary Shares in uncertificated form who wish to tender such shares should note that a TTE Instruction will only be a valid tender as at the Closing Date, Friday 22 October 2004, if it has settled on or before 3.00 p.m. on that date.

An appropriate announcement will be made if any of the details contained in this sub-paragraph 3.5(ii) are altered.

(iii) General

Notwithstanding the completion of a valid WHITE Tender Form or BLUE Small Shareholder Tender Form or settlement of a TTE Instruction, as applicable, the Tender Offer may lapse in accordance with the Conditions set out in this Part 3.

The decision of Cazenove as to which Ordinary Shares have been validly tendered shall be conclusive and binding on all Shareholders.

If you are in any doubt as to how to complete the WHITE Tender Form or BLUE Small Shareholder Tender Form or as to the procedure for making an Electronic Tender, please telephone the Registrars, Lloyds TSB Registrars, on the Shareholder Helpline details of which are set out at the end of Part 1. You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

Shareholders should note that once tendered Ordinary Shares may not be sold, transferred charged or otherwise disposed of.

4. Settlement

Settlement of the consideration to which any Shareholder is entitled pursuant to valid tenders accepted by Cazenove will be made by Friday 29 October 2004, as follows.

4.1 *Ordinary Shares held in certificated form (that is, not in CREST)*

Where an accepted tender relates to Ordinary Shares held in certificated form, cheques for the consideration due will be despatched by the Registrars by first class post to the person or agent whose name and address (outside Canada, Australia, South Africa or Japan) is set out in Box 1 of the WHITE Tender Form or is set in Box 1 of the BLUE Small Shareholder Tender Form or, if none is set out, to the registered address of the tendering Shareholder or, in the case of joint holders, the address of the first named. All payments will be made in Sterling by cheque drawn on a branch of a UK clearing bank.

4.2 *Ordinary Shares held in uncertificated form (that is, in CREST)*

Where an accepted tender relates to Ordinary Shares held in uncertificated form, the consideration due will be paid by means of CREST by Lloyds TSB Registrars (acting on behalf of Cazenove) procuring that a CREST payment is made in favour of the tendering Shareholder's payment bank in accordance with the CREST payment arrangements.

5. WHITE Tender Forms and BLUE Small Shareholder Tender Forms

Each Shareholder by whom, or on whose behalf, a WHITE Tender Form or BLUE Small Shareholder Tender Form (as the case may be) is executed irrevocably undertakes, represents, warrants and agrees to and with Cazenove (for itself and as trustee for Marks and Spencer) (so as to bind him, his personal representatives, heirs, successors and assigns) that:

(i) the execution of the WHITE Tender Form or the BLUE Small Shareholder Tender Form (as the case may be) shall constitute an offer to sell to Cazenove such number of Ordinary Shares as are inserted in Box 2 of the WHITE Tender Form or Box 2 of the BLUE Small Shareholder Tender Form, as applicable or deemed to be tendered, in each case, on and subject to the terms and conditions set out or referred to in this document and the WHITE Tender Form or BLUE Small Shareholder Tender Form, as applicable and that, once lodged, such tender shall be irrevocable after 3.00 p.m. on Friday 22 October 2004;

(ii) such Shareholder has full power and authority to tender, sell, assign or transfer the Ordinary Shares in respect of which such offer is accepted (together with all rights attaching thereto) and, when the same are purchased by Cazenove, Cazenove will acquire such Ordinary Shares with full title guarantee and free from all liens, charges, encumbrances, equitable interests, rights of pre-emption or other third party rights of any nature and together with all rights attaching thereto, on or after the Closing Date including the right to receive all dividends and other distributions declared, paid or made after that date (including for the avoidance of doubt the interim dividend for the period ending on 2 October 2004);

(iii) the execution of the WHITE Tender Form or the BLUE Small Shareholder Tender Form (as the case may be) will, subject to the Tender Offer becoming unconditional, constitute the irrevocable appointment of any director or officer of Cazenove as such Shareholder's attorney and/or agent ("attorney"), and an irrevocable instruction to the attorney to complete and execute all or any instruments of transfer and/or other documents at the attorney's discretion in relation to the Ordinary Shares referred to in paragraph (i) above in favour of Cazenove or such other person or persons as Cazenove may direct and to deliver such instrument(s) of transfer and/or other documents at the discretion of the attorney, together with the share certificate(s) and/or other document(s) relating to such Ordinary Shares, for registration within six months of the Tender Offer becoming unconditional and to do all such other acts and things as may in the opinion of such attorney be necessary or expedient for the purpose of, or in connection with, the Tender Offer and to vest in Cazenove or its nominee(s) or such other person(s) as Cazenove may direct such Ordinary Shares;

(iv) such Shareholder agrees to ratify and confirm each and every act or thing which may be done or effected by Cazenove or any of its directors or any person nominated by Cazenove in the proper exercise of its or his or her powers and/ or authorities hereunder;

(v) such Shareholder holding Ordinary Shares in certificated form will deliver to the Registrars their share certificate(s) and/or other document(s) of title in respect of the Ordinary Shares referred to in paragraph (i) above, or an indemnity acceptable to Cazenove in lieu thereof, or will procure the delivery of such document(s) to such person as soon as possible thereafter and, in any event, no later than the Closing Date;

(vi) the provisions of the WHITE Tender Form or the BLUE Small Shareholder Tender Form (as the case may be) shall be deemed to be incorporated into the terms and conditions of the Tender Offer;

(vii) such Shareholder shall do all such acts and things as shall be necessary or expedient and execute any additional documents deemed by Cazenove to be desirable, in each case to complete the purchase of the Ordinary Shares and/or to perfect any of the authorities expressed to be given hereunder;

(viii) such Shareholder, if an Overseas Shareholder, has fully observed any applicable legal requirements and that the invitation under the Tender Offer may be made to him under the laws of the relevant jurisdiction;

(ix) such Shareholder has not received or sent copies or originals of this document, the WHITE Tender Form, the BLUE Small Shareholder Tender Form or any related documents in, into or from Canada, Australia, South Africa or Japan and has not otherwise utilised in connection with the Tender Offer, directly or indirectly, the mails or any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce, or of any facility of a national securities exchange, of Canada, Australia, South Africa or Japan; that the WHITE Tender Form or the BLUE Small Shareholder Tender Form has not been mailed or

otherwise sent in, into or from Canada, Australia, South Africa or Japan, and such Shareholder is accepting the Tender Offer from outside Canada, Australia, South Africa or Japan;

(x) the despatch of a cheque to a Shareholder as referred to in the section headed "Settlement" above, will discharge fully any obligation of Cazenove to pay such Shareholder the consideration to which he is entitled under the Tender Offer;

(xi) on execution the WHITE Tender Form or the BLUE Small Shareholder Tender Form (as the case may be) takes effect as a deed; and

(xii) the execution of the WHITE Tender Form or the BLUE Small Shareholder Tender Form (as the case may be) constitutes such Shareholder's submission to the jurisdiction of the courts of England in relation to all matters arising out of or in connection with the Tender Offer or the WHITE Tender Form or the BLUE Small Shareholder Tender Form (as the case may be).

A reference in this paragraph to a Shareholder includes a reference to the person or persons executing the WHITE Tender Form or the BLUE Small Shareholder Tender Form (as the case may be) and in the event of more than one person executing a WHITE Tender Form or the BLUE Small Shareholder Tender Form (as the case may be), the provisions of this paragraph will apply to them jointly and severally.

6. Electronic Tenders

Each Shareholder by whom, or on whose behalf, an Electronic Tender is made irrevocably undertakes, represents, warrants and agrees to and with Cazenove (for itself and as trustee for Marks and Spencer) (so as to bind him, his personal representatives, heirs, successors and assigns) that:

(i) the input of the TTE Instruction shall constitute an offer to sell to Cazenove such number of Ordinary Shares as are specified in the TTE Instruction or deemed to be tendered, in each case, on and subject to the terms and conditions set out or referred to in this document and that once the TTE Instruction has settled, such tender shall be irrevocable after 3.00 p.m. on Friday 22 October 2004;

(ii) such Shareholder has full power and authority to tender, sell assign or transfer the Ordinary Shares in respect of which such offer is accepted (together with all rights attaching thereto) and, when the same are purchased by Cazenove, Cazenove will acquire such Ordinary Shares with full title guarantee and free from all liens, charges, encumbrances, equitable interests, rights of pre-emption or other third party rights of any nature and together with all rights attaching thereto, on or after the Closing Date including the right to receive all dividends and other distributions declared, paid or made after that date (including for the avoidance of doubt the interim dividend for the period ending on 2 October 2004);

(iii) the input of the TTE Instruction will, subject to the Tender Offer becoming unconditional, constitute the irrevocable appointment of any director or officer of Cazenove as such Shareholder's agent ("agent"), and an irrevocable instruction to the

agent to complete and execute all or any instruments of transfer and/or other documents or input any instructions into CRESTCo at the agent's discretion in relation to the Ordinary Shares referred to in paragraph (i) above in favour of Cazenove or such other person or persons as Cazenove may direct and to deliver any documents or input any instructions into CRESTCo relating to such Ordinary Shares, for registration within six months of the Tender Offer becoming unconditional and to do all such other acts and things as may in the opinion of such agent be necessary or expedient for the purpose of, or in connection with, the Tender Offer and to vest in Cazenove or its nominee(s) or such other person(s) as Cazenove may direct such Ordinary Shares;

(iv) such Shareholder agrees to ratify and confirm each and every act or thing which may be done or effected by Cazenove or any of its directors or any person nominated by Cazenove in the proper exercise of its or his or her powers and/ or authorities hereunder;

(v) such Shareholder shall do all such acts and things as shall be necessary or expedient and execute any additional documents deemed by Cazenove to be desirable, in each case to complete the purchase of the Ordinary Shares and/or to perfect any of the authorities expressed to be given hereunder;

(vi) such Shareholder, if an Overseas Shareholder, has fully observed any applicable legal requirements and that the invitation under the Tender Offer may be made to him under the laws of the relevant jurisdiction;

(vii) such Shareholder has not received or sent copies or originals of this document, the WHITE Tender Form, the BLUE Small Shareholder Tender Form or any related documents in, into or from Canada, Australia, South Africa or Japan and has not otherwise utilised in connection with the Tender Offer, directly or indirectly, the mails or any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce, or of any facility of a national securities exchange, of Canada, Australia, South Africa or Japan at the time of the input of and settlement of the relevant TTE Instruction(s); that the TTE Instruction has not been sent from Canada, Australia, South Africa or Japan, and such Shareholder is accepting the Tender Offer from outside Canada, Australia, South Africa or Japan;

(viii) the input of a CREST payment in favour of such Shareholder's payment bank in accordance with the CREST payment arrangements as referred to in the section headed "Settlement" above will discharge fully any obligation of Cazenove to pay to such Shareholder the consideration to which he is entitled under the Tender Offer;

(ix) the input of the TTE Instruction constitutes such Shareholder's submission to the jurisdiction of the courts of England in relation to all matters arising out of or in connection with the Tender Offer;

(x) if, for any reason, any Ordinary Shares in respect of which a TTE Instruction has been made are, prior to the Closing Date, converted into certificated form, the Electronic Tender in respect of such Ordinary Shares shall cease to be valid and the Shareholder

will need to comply with the procedures for tendering Ordinary Shares in certificated form as set out in this Part 3 in respect of the Ordinary Shares so converted, if he wishes to make a valid tender of such Ordinary Shares pursuant to the Tender Offer; and

(xi) if the appointment of agent provision under sub-paragraph (iii) above shall be unenforceable or invalid or shall not operate so as to afford any director or officer of Cazenove the benefit or authority expressed to be given therein, the Shareholder shall with all practicable speed do all such acts and things and execute all such documents that may be required to enable Cazenove to secure the full benefits of sub-paragraph (iii) above.

7. Overseas Shareholders

7.1 The making of the Tender Offer in, or to persons who are citizens or nationals of, or resident in, jurisdictions outside the United Kingdom or custodians, nominees or trustees for citizens, nationals or residents of jurisdictions outside the United Kingdom may be prohibited or affected by the laws of the relevant overseas jurisdiction. Shareholders who are Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such Shareholder wishing to tender Ordinary Shares to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, the compliance with other necessary formalities and the payment of any transfer or other taxes or other requisite payments due in such jurisdiction. Any such Shareholder will be responsible for payment of any such transfer or other taxes or other requisite payments due by whomsoever payable and Cazenove and Marks and Spencer and any person acting on their behalf shall be fully indemnified and held harmless by such Shareholder for any such transfer or other taxes or other requisite payments such person may be required to pay. No steps have been taken to qualify the Tender Offer or to authorise the extending of the Tender Offer or the distribution of the WHITE Tender Form or the BLUE Small Shareholder Tender Form in any territory outside the United Kingdom. US Shareholders and ADS holders should refer to Part 6.

7.2 In particular, the Tender Offer is not being made directly or indirectly in or into or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telex, and telephone) or interstate or foreign commerce, or any facility of a national securities exchange of, Canada, Australia, South Africa or Japan and the Tender Offer cannot be accepted by any such use, means, instrumentality or facility or from within Canada, Australia, South Africa or Japan.

Accordingly, copies of this document, the WHITE Tender Forms, BLUE Small Shareholder Tender Forms and any related documents are not being and must not be mailed or otherwise distributed or sent in, into or from Canada, Australia, South Africa or Japan, including to Shareholders with registered addresses in Canada, Australia, South Africa or Japan or to persons who are custodians, nominees or trustees holding Shares for persons in Canada, Australia, South Africa or Japan.

Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should not distribute, send or mail them in, into or from Canada, Australia, South Africa or Japan or use such mails or any such means, instrumentality or facility in connection with the Tender Offer, and so doing will render invalid any related purported acceptance of the Tender Offer. Persons wishing to accept the Tender Offer should not use such mails or any such means, instrumentality or facility for any purpose directly or indirectly relating to acceptance of the Tender Offer. Envelopes containing WHITE Tender Forms or BLUE Small Shareholder Tender Forms should not be postmarked in Canada, Australia, South Africa or Japan or otherwise dispatched from Canada, Australia, South Africa or Japan and all accepting Shareholders must provide addresses outside Canada, Australia, South Africa or Japan for the remittance of cash or return of WHITE Tender Forms or BLUE Small Shareholder Tender Forms and share certificates.

7.3 If, in connection with making the Tender Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this document, the WHITE Tender Forms or BLUE Small Shareholder Tender Forms or any related documents in, into or from Canada, Australia, South Africa or Japan or uses the mails of, or any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facility of a national securities exchange of Canada, Australia, South Africa or Japan in connection with such forwarding, such persons should (i) inform the recipient of such fact; (ii) explain to the recipient that such action may invalidate any purported acceptance by the recipient; and (iii) draw the attention of the recipient to this paragraph.

7.4 The provisions of this paragraph and any other terms of the Tender Offer relating to Overseas Shareholders and ADS holders may be waived, varied or modified as regards specific Shareholders or on a general basis by Cazenove in its absolute discretion but only if Cazenove is satisfied that such waiver, variation or modification will not constitute or give rise to a breach of applicable securities or other law.

7.5 The provisions of this section headed "Overseas Shareholders" supersede any terms of the Tender Offer inconsistent herewith.

Overseas Shareholders should inform themselves about and observe any applicable or legal regulatory requirements. If you are in any doubt about your position, you should consult your professional adviser in the relevant territory.

Part 4

Taxation in the United Kingdom

The following comments are intended only as a general guide to certain aspects of current UK law and Inland Revenue practice and do not constitute tax advice. They are of a general nature and only apply to certain Shareholders who beneficially hold their Ordinary Shares as an investment. They do not address the position of certain classes of Shareholders such as dealers in securities, or persons who are regarded as having obtained their Ordinary Shares by reason of their employment.

A Shareholder who sells Ordinary Shares in the Tender Offer should be treated, for the purposes of UK taxation, as though the Shareholder had sold them in the normal way to a third party. Accordingly, any such Shareholder who is resident or ordinarily resident in the UK for tax purposes (or who is not so resident but who carries on a trade, profession or vocation in the UK through a branch, agency or permanent establishment) may, depending on that Shareholder's personal circumstances and subject to any available exemption or relief, be subject to capital gains tax (or, in the case of a corporate Shareholder, corporation tax on chargeable gains) in respect of any gain arising on such sale. Shareholders who are neither resident nor ordinarily resident in the UK for tax purposes and who do not hold their Ordinary Shares for the purposes of a trade, profession or vocation carried on by them through a branch, agency or permanent establishment in the UK or for the purposes of such a branch, agency or permanent establishment will not normally be liable to UK taxation on chargeable gains in respect of any disposal of their Ordinary Shares. Individual Shareholders who are temporarily neither resident nor ordinarily resident in the UK for tax purposes may be liable to capital gains tax under anti-avoidance legislation.

Section 703 of ICTA permits the Inland Revenue to counteract tax advantages arising from certain transactions in securities. It does not apply where it can be shown that the transactions in question were entered into for bona fide commercial reasons and did not involve as one of their main objects the obtaining of a tax advantage.

If the Inland Revenue sought to apply section 703 of ICTA in respect of the Tender Offer, some individual United Kingdom resident (or ordinarily resident) Shareholders and trustees selling their Ordinary Shares in the Tender Offer might be liable to taxation as if they had received income rather than capital. No application has been made to the Inland Revenue for clearance in respect of the application of section 703 of ICTA to the Tender Offer. **Shareholders are advised to take independent advice as to the potential application of section 703 of ICTA in light of their own particular motives and circumstances.**

Stamp duty at the rate of 0.5 per cent. of the Strike Price on the Ordinary Shares repurchased, rounded up to the nearest £5 if necessary, will be payable by the Company on its purchase of Ordinary Shares from Cazenove.

The information relating to taxation set out above is based on the law and practice currently in force in the UK and is subject to changes thereon.

Shareholders who are subject to tax in a jurisdiction other than the UK or who are in any doubt as to the potential tax consequences of selling their Ordinary Shares in the Tender Offer are strongly recommended to consult their own independent professional advisers before making any such sales.

Part 5
Additional Information

1. Registered Office

Marks and Spencer is a company registered in England and Wales (registered number 4256886) and its registered office is Waterside House, 35 North Wharf Road, London W2 1NW.

2. Directors' and Other Interests

2.1 Directors' Interests

As at 17 September 2004, being the latest practicable date prior to the publication of this document, the interests of the Directors in the share capital of the Company which: (i) have been notified by each Director to the Company pursuant to Sections 324 or 328 of the Act; or (ii) are required pursuant to Section 325 of the Act to be entered in the register kept in accordance with that section; or (iii) are interests of the connected person of a Director (within the meaning of Section 346 of the Act), which would, if the connected person were a Director, be required to be disclosed under (i) or (ii) above, the existence of which is known, or could with reasonable diligence be ascertained by the Director, were as follows:

Director	Number of Ordinary Shares	Number of B Shares	Number of Ordinary Shares under option
Paul Myners	50,000	0	0
Stuart Rose	300,416	0	979,825
Alison Reed	146,237	1,069	1,165,654
Maurice Helfgott	47,425	921	828,126
Mark McKeon	2,440	0	276,655
Charles Wilson	100,000	0	576,367
Laurel Powers-Freeling	71,944	0	990,033
Kevin Lomax	16,190	0	0
Jack Keenan	3,238	0	0
Anthony Habgood	2,500	0	0
Steven Holliday	2,500	0	0

All of the above holdings are beneficial interests.

2.2 Substantial Shareholdings

As at 17 September 2004, being the latest practicable date prior to the publication of this document, the Company was aware of the following interests (other than interests held by the Directors), direct or indirect in 3 per cent. or more of the Company's issued ordinary share capital:

	Number of Ordinary Shares	Percentage of issued ordinary share capital
Brandes Investment Partners LLC	269,982,539*	11.84%
UBS Investment Bank	169,746,632	7.44%
Deutsche Bank AG	166,617,511	7.31%
The Capital Group Companies Inc	83,056,056	3.64%
Legal and General Investment Management	80,630,319	3.54%
Lehman Brothers International (Europe)	71,864,083	3.15%
Barclays plc	70,214,191	3.08%

* This represents an interest in 154,407,431 Ordinary Shares and in 115,575,108 Ordinary Shares represented by 19,262,518 ADSs.

No Shares are held in treasury by the Company.

3. Warrants and Options

As at 17 September 2004, being the latest practicable date prior to the publication of this document, the total numbers of outstanding options to subscribe for Ordinary Shares, and the proportions of issued ordinary share capital that they currently represent and that they will represent if the full authority to buyback shares is used pursuant to the Tender Offer, are set out in the table below:

Number of Options	Percentage of issued ordinary share capital	Percentage of issued ordinary share capital if the maximum permitted number of Ordinary Shares is purchased pursuant to the Tender Offer
98,369,959	4.31	6.20

As at 17 September 2004, being the latest practicable date prior to the publication of this document, there are no outstanding warrants to subscribe for Ordinary Shares.

4. Working Capital

The Company is of the opinion that, taking into account available bank and other facilities including the Facility Agreements and on the assumption that the authority sought for the Tender Offer for a maximum value of up to £2.3 billion is used in full, the Group has sufficient working capital for its present requirements being for at least the next 12 months from the date of publication of this document.

5. Significant Change

Save for the implementation of the management plans that were outlined on 12 July 2004 as disclosed in the section titled "Prospects" in Part 2 of this document, there has been no significant change in the financial or trading position of the Group since 3 April 2004, being the date to which the last audited financial statements of Marks and Spencer were prepared.

6. The City Code on Takeovers and Mergers

Under Rule 9 of the City Code, any person or group of persons deemed to be acting in concert who acquires 30 per cent. or more of the voting shares of a company to which the City Code applies is normally required by the Panel to make a general offer to shareholders of that company to acquire their shares. Rule 9 of the City Code also provides that any person or group of persons deemed to be acting in concert who own between 30 per cent. and 50 per cent. of the voting shares of a company to which the City Code applies will be unable, without the Panel's consent, to acquire, either individually or together, any further voting rights in the company without being required to make a general offer to shareholders of that company to acquire their shares. Cazenove will purchase, as principal, under the Tender Offer the maximum number of Ordinary Shares as having a total cost not exceeding £2.3 billion. This purchase could result in Cazenove owning more than 30 per cent. of the issued share capital. However, Cazenove has undertaken that, immediately subsequent to the purchase, it will sell all the shares acquired under the Tender Offer to the Company for cancellation. Accordingly, a waiver from the Panel in respect of the application of Rule 9 to the purchase by Cazenove of the requisite amount of the issued share capital under the Tender Offer has been obtained.

7. Consent

Cazenove has given and has not withdrawn its written consent to the inclusion of its name and references to it in the form and context in which it is included in this document.

8. Repurchase Agreement

Pursuant to the terms of the Repurchase Agreement and conditional on the Tender Offer becoming unconditional in all respects and not lapsing or terminating in accordance with its terms, the Company has agreed to repurchase from Cazenove at the Strike Price the Ordinary Shares purchased by Cazenove pursuant to the Tender Offer.

Part 6
Further Information for ADS holders and US Shareholders

The following general information is provided for US Shareholders. In addition, specific instructions are included herein for ADS holders wishing to participate in the Tender Offer. US holders of Ordinary Shares wishing to participate in the Tender Offer should refer to the instructions set forth in Part 3.

References below are to New York City time unless otherwise stated. If any of the times or dates set out herein should change, the revised times and/or dates will be notified to Shareholders by a public announcement. If you have questions regarding the Tender Offer, please telephone the Shareholder Helpline on +44 1903 702 767. Please note that for legal reasons the Shareholder Helpline will only be able to provide information contained in this document and will be unable to give advice on the merits of the Tender Offer or to provide financial, investment or taxation advice. If you need additional copies of this document or the Letter of Transmittal, please telephone the Shareholder Helpline on +44 1903 702 767; further details of the Shareholder Helpline are set out at the end of Part 1.

Expected timetable applicable to ADS holders

	2004
Latest time for receipt by ADS Depositary of voting instruction forms for ADS holders for the EGM	**3.00 p.m. (New York City time) on Friday 15 October**
Latest time and date for receipt by ADS Depositary of Letters of Transmittal	**12.00 noon (New York City time) on Wednesday 20 October**
Extraordinary General Meeting	**11.00 a.m. (UK time) on Friday 22 October**
Announcement of take-up level under Tender Offer and related details	**by Tuesday 26 October**
Settlement date for purchases under the Tender Offer	**by Friday 29 October**
Dispatch of checks for Tender Offer proceeds and dispatch of balance ADRs, as applicable	**by Friday 5 November**

If you hold your ADSs through a broker, dealer, commercial bank, trust company or other securities intermediary, please provide your voting instructions in accordance with the instructions provided by such intermediary in sufficient time so as to ensure that such intermediary can provide such voting instructions to the ADS Depositary. Registered holders of ADSs should make sure their voting instructions are delivered to the ADS Depositary so as to be received no later than 3.00 p.m. (New York City time) on Friday 15 October 2004.

If you hold your ADSs through a broker, dealer, commercial bank, trust company or other securities intermediary and you wish to participate in the Tender Offer, please provide your tender instructions in accordance with the instructions provided by such intermediary in sufficient time so as to ensure that such intermediary can provide your instructions to the ADS Depositary through the Depositary Trust Company system so as to be received no later than 12.00 noon (New York City time) on Wednesday 20 October 2004.

The Tender Offer is conditional on shareholder approval, on receipt of valid tenders in respect of at least 22,802,057 Ordinary Shares (representing 1 per cent. of the Company's issued ordinary share capital as at 20 September 2004) and other conditions specified in Part 3.

In the United States the Tender Offer shall be deemed to be made by Cazenove Inc. on behalf of Cazenove & Co. Ltd.

1. Information regarding Marks and Spencer and the Tender Offer

Marks and Spencer, a public company incorporated under the laws of England and Wales, is an international retailer of clothes, food, home products and financial services, with primary market concentration in the United Kingdom.

Marks and Spencer is not registered with the SEC under the Exchange Act. Marks and Spencer has been permitted by the SEC to utilize the exemption from the reporting requirements of Section 12 of the Exchange Act provided by Rule 12g3-2(b) thereunder.

The right to tender Ordinary Shares is being made available by Marks and Spencer to holders of Ordinary Shares in the United States. The right to tender Ordinary Shares is not being made available to holders of Ordinary Shares in any jurisdiction in the United States in which the mailing of the Tender Offer or the right to tender Ordinary Shares would not be in compliance with the laws of such jurisdiction.

2. Instructions for ADS holders submitting voting instruction form(s)

Registered holders of ADSs should complete the voting instruction form, enclosed herewith, and return it as soon as possible as directed by the instructions therein. To be valid, voting instruction forms should be returned so as to reach the ADS Depositary not later than 3.00 p.m. (New York City time) on Friday 15 October 2004. Please ensure that voting instructions are returned in the proper envelope and are not included with any ADRs or Letters of Transmittal. Voting instructions not properly received (i.e. not returned in the proper envelope or to the proper address or not otherwise received by 3.00 p.m. (New York City time) on Friday 15 October 2004 by the ADS Depositary) will not be valid.

3. Tender Instructions for ADS holders

Tender Procedures. Any ADS holder who wishes to tender valid ADSs pursuant to the Tender Offer should properly complete and duly execute a Letter of Transmittal (or facsimile thereof), together with any required signature guarantees and any other required documents, or an Agent's Message (as defined below), in the case of a book-entry transfer, and send them to the ADS Depositary at the appropriate address set forth below. In addition, the ADRs evidencing the tendered ADSs must be received by the ADS Depositary at the appropriate address or be delivered pursuant to the procedures for book-entry transfer set forth below (and a confirmation of receipt of such transfer must be received by the ADS Depositary). An ADS holder who holds ADSs through a broker, dealer, commercial bank, trust company or other securities intermediary, should instruct such intermediary how to tender.

Delivery of a properly completed and executed Letter of Transmittal or an Agent's Message, the relevant ADRs and other required documents to the ADS Depositary by an ADS holder will be deemed (without any further action by the ADS Depositary) to constitute a tender of ADSs by such holder as indicated in the Letter of Transmittal, subject to the terms and conditions described in the Letter of Transmittal. The tender of ADSs pursuant to the Tender Offer by an ADS holder pursuant to the procedures described above, will constitute a binding agreement between such ADS holder and Cazenove upon the terms and subject to the conditions of the Tender Offer. If ADSs are tendered, then a separate tender of the Ordinary Shares represented by such ADSs may not be made.

Completed documents should be received by the ADS Depositary as soon as possible and, in any event, by not later than 12.00 noon, New York City time, on Wednesday 20 October 2004.

No alternative, conditional or contingent tender will be valid and no fractional ADSs will be purchased. All tendering ADS holders, by execution of the Letter of Transmittal (or facsimile thereof), waive any right to receive any notice of the acceptance of their ADSs for payment.

Book-Entry Transfer of ADSs. The ADS Depositary will establish an account at The Depository Trust Company ("**DTC**") with respect to the ADSs held in book-entry form for the purposes of the Tender Offer. Any financial institution that is a participant in any of DTC's systems may make book-entry delivery of ADSs by causing DTC

to transfer such ADSs into the ADS Depositary's account at DTC in accordance with DTC's procedure for such transfer.

Although delivery of ADSs may be effected through book-entry transfer into such account of the ADS Depositary at DTC, Ordinary Shares represented by ADSs will be counted as valid tenders for the purposes of determining the number of Ordinary Shares that have been validly tendered and not withdrawn and purchased only after timely confirmation utilizing DTC's Automated Tender Offer Program (an "**ATOP Confirmation**") of such book-entry transfer of ADSs into the ADS Depositary's account, and timely receipt by the ADS Depositary of an Agent's Message and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message transmitted by DTC and received by the ADS Depositary and forming part of an ATOP Confirmation, which states that DTC has received an express acknowledgement from a participant in DTC tendering ADSs which are the subject of such ATOP Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that Cazenove may enforce such agreement against such participant.

Delivery of documents to DTC in accordance with DTC's procedures (including DTC's ATOP procedures, if applicable) does not constitute delivery to the ADS Depositary.

Tenders of ADSs pursuant to any one of the procedures described above and in the instructions to the Letter of Transmittal will constitute the tendering ADS holder's acceptance of the terms and conditions of the Tender Offer, as well as the representation and warranty to Cazenove that (i) such ADS holder has a net long position in the ADSs or equivalent securities being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and (ii) the tender of such ADSs complies with Rule 14e-4 of the Exchange Act. Cazenove's acceptance for payment for Ordinary Shares underlying ADSs tendered pursuant to the Tender Offer will constitute a binding agreement between the tendering ADS holder and Cazenove, upon the terms and subject to the conditions of the Tender Offer.

Method of Delivery. The method of delivery of ADRs and all other required documents is at the option and risk of the tendering ADS holder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Undertakings. The execution of the Letter of Transmittal or an ATOP Confirmation (as the case may be) shall constitute an offer to sell to Cazenove such number of Ordinary Shares underlying ADSs (each ADS representing 6 Ordinary Shares) as are specified in such Letter of Transmittal or ATOP Confirmation, in each case, on and subject to the terms and conditions of the Tender Offer and that, once lodged, such tender shall be irrevocable after 12.00 noon (New York City time) on Wednesday 20 October 2004.

Partial Tenders (Not Applicable to ADS Holders Who Tender by Book-Entry Transfer). If fewer than all the ADSs evidenced by an ADR delivered to the ADS Depositary by an ADS holder are to be tendered pursuant to the Tender Offer, such person should fill in the number of ADSs that are to be tendered with respect to a given ADR in the section labeled "Section C—Total Number of ADSs Tendered" in the Letter of Transmittal. In such case, a new ADR for the remaining ADSs evidenced by the old ADR will be issued to the registered holder as soon as practicable after announcement of the take-up level. All ADSs evidenced by ADRs properly delivered to the ADS Depositary will be deemed to have been tendered at the price(s) properly set forth in the Letter of Transmittal. If fewer than all of the ADSs evidenced by ADRs delivered to the ADS Depositary are eligible for purchase because of pro-ration, a new ADR for any ADSs not purchased will be sent to the person(s) signing the Letter of Transmittal as promptly as practicable following the date on which the proration percentage is announced.

Irregularities; Validity of Tender. If a registered ADS holder fails to enter a price in the Letter of Transmittal with respect to ADSs evidenced by one or more ADRs enclosed with a signed Letter of Transmittal, the holder will be deemed for the purpose of the Tender Offer to have tendered the designated number of ADSs at the ADS Strike Price. If an ADS holder does not indicate the number of ADSs tendered, such holder will be deemed to have tendered all ADSs represented by the ADR(s) enclosed with the Letter of Transmittal.

All questions as to the number of ADSs to be accepted, the price to be paid therefor and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of ADSs will be

determined by the Company and Cazenove, which determination shall be final and binding on all of the parties (except as otherwise required under applicable law). The Company and Cazenove reserve the absolute right to reject any or all tenders of Ordinary Shares or ADSs determined not to be in proper form and to waive any defect or irregularity in the tender of Ordinary Shares or ADSs. No tender of ADSs will be deemed to be validly made until all defects or irregularities have been cured or waived. In the event of a waiver, the consideration under the Tender Offer will not be dispatched until after the Letter of Transmittal, together with any required signature guarantees, is complete in all respects and the ADRs and/or other document(s) of title satisfactory to the ADS Depositary have been received. None of Marks and Spencer, Cazenove, the Receiving Agent, the ADS Depositary or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

Signatures on Letter of Transmittal, Stock Powers and Endorsements. If the Letter of Transmittal is signed by the registered holder(s) of the ADSs being tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the ADRs without any change whatsoever. If any of the ADSs being tendered hereby are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

If any of the ADSs being tendered with the Letter of Transmittal are registered in different names on different ADRs, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of ADSs.

If the Letter of Transmittal or any ADRs or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to Cazenove of their authority so to act must be submitted.

When the Letter of Transmittal is signed by the registered holder(s) of the ADSs listed and transmitted thereby, no endorsements of certificates or separate stock powers are required unless payment of the purchase price and/or delivery of ADRs for ADSs not tendered or not purchased are to be issued to a person other than the registered holder(s). Signatures on such ADRs or stock powers must be guaranteed by a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program (an "Eligible Institution").

If the Letter of Transmittal is signed by a person other than the registered holder(s) of the ADSs listed, the ADRs must be endorsed or accompanied by appropriate stock powers signed exactly as the name(s) of the registered holder(s) appear(s) on the ADRs evidencing such ADSs. Signatures on such ADRs or stock powers must be guaranteed by an Eligible Institution.

If You Require Additional Assistance. If you have questions regarding the Tender Offer, please telephone the Shareholder Helpline on +44 1903 702 767. Please note that for legal reasons the Shareholder Helpline will only be able to provide information contained in this document and will be unable to give advice on the merits of the Tender Offer or to provide financial, investment or taxation advice. If you need additional copies of this document or the Letter of Transmittal, please telephone the Shareholder Helpline on +44 1903 702 767, further details of which are set out at the end of Part 1.

4. Rights of withdrawal for US Shareholders

Except as otherwise provided in this Section 4, tenders of Ordinary Shares and/or ADSs pursuant to the Tender Offer are irrevocable. Tenders of Ordinary Shares may be revoked as specified in paragraph 3 of Part 3. ADSs tendered pursuant to the Tender Offer may be withdrawn in accordance with the procedures described below, but in no event later than 12.00 noon (New York City time) on Wednesday 20 October 2004. To be effective, a written notice of withdrawal must be received by the party (either the Receiving Agent or the ADS Depositary) to whom the WHITE Tender Form, BLUE Small Shareholder Tender Form or the Letter of Transmittal, as the case may be, was originally sent and must specify the name of the person having tendered Ordinary Shares or ADSs in the Tender Offer, the number of Ordinary Shares and/or ADSs to be withdrawn and (if an ordinary share certificate or ADR has been delivered) the name of the registered holder of the

ordinary shares or ADSs, as the case may be, if different from the name of the person who tendered such securities pursuant to the Tender Offer.

In respect of ADSs, if ADRs have been delivered or otherwise been identified to the ADS Depositary then, prior to the physical release of such ADSs, the certificate numbers shown on such ADRs must be submitted and, unless the ADS evidenced by such ADRs have been delivered by an Eligible Institution or the Tender Offer accepted by means of a Letter of Transmittal, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If ADSs have been delivered pursuant to the procedures for book-entry transfer described in Section 3 of this Part 6, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn ADSs and must otherwise comply with DTC's procedures. Withdrawals of tendered ADSs may not be rescinded, and any ADS properly withdrawn will thereafter be deemed not validly tendered for purposes of the Tender Offer. However, withdrawn ADSs may be re-tendered by again following the procedures described in Section 3 of this Part 6 at any time on or prior to 12:00 noon (New York City time) on Wednesday 20 October 2004.

All questions as to the validity (including time of receipt) of notices of withdrawal will be determined by the Company in its sole discretion, which determination shall be final and binding (except as otherwise required under applicable law). None of Marks and Spencer, Cazenove, the Receiving Agent, the ADS Depositary or any other person is or will be obligated to give notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice.

5. Settlement

The pro-ration and settlement procedure with respect to the Tender Offer will be consistent with UK practice, which differs from the US tender offer rules in certain respects, particularly with regard to the pro-ration and date of payment.

If the Tender Offer is oversubscribed, the pro-ration procedure with respect to the Tender Offer will be conducted as permitted under regulations applicable to companies listed on the Official List of the UK Listing Authority, which may differ from procedures typically used in US tender offers. If the aggregate value of Ordinary Shares (including Ordinary Shares underlying ADSs) tendered exceeds £2.3 billion:

- Tenders below the Strike Price will be accepted in full;
- Strike Price Tenders will be accepted in full; however if the Strike Price is determined to be the Minimum Price, such tenders will be prorated based on the number of Ordinary Shares tendered at that price; and
- all Ordinary Shares tendered at the price in the price range which is determined to be the Strike Price will be prorated based on the number of Ordinary Shares tendered at that price.

Payment of the consideration due under the Tender Offer will be sent by first class mail to the respective Shareholders and ADS holders or their appointed agents on or about the respective dates designated in the "Expected Timetable of Principal Events" and the "Expected Timetable Applicable to ADS holders", at the risk of the person entitled thereto. All cash payments of proceeds for successfully tendered ADSs under the Tender Offer will be made (i) by Cazenove in Sterling by CREST payment to the nominee account of the ADS Depositary, in respect of Ordinary Shares underlying the ADSs and then (ii) by the ADS Depositary in US dollars by check drawn on or wire transfer issued by a US bank, in respect of ADSs. In the latter case, the actual amount of US dollars received will depend upon the exchange rate prevailing on the business day on which such currency is exchanged by the ADS Depositary, which such exchange day is expected to be on or about the day the ADS Depositary receives the Tender Offer proceeds in Sterling through CREST. In all cases, fluctuations in the US dollar/Sterling exchange rate are at the risk of the tendering ADS holders who will receive their consideration in US dollars.

All cash payments of proceeds for the successfully tendered Ordinary Shares under the Tender Offer will be dispatched by the Registrars (acting on behalf of Cazenove): (i) by cheque to Shareholders of Ordinary Shares held in certificated form; and (ii) by means of CREST to holders of Ordinary Shares held in uncertificated form.

6. Certain US tax considerations

The following discussion summarizes certain material US federal income tax consequences to US Holders (as defined below) of the tender of their Ordinary Shares or ADSs pursuant to the Tender Offer. This discussion is based on the tax laws of the United States currently in effect, including the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury regulations, administrative pronouncements and judicial decisions, as well as the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital Gains, all of which are subject to change, possibly with retroactive effect. This discussion does not address US state, local or non- US tax consequences. The discussion applies only to US Holders who hold the Ordinary Shares or ADSs as capital assets for US federal income tax purposes and it does not address special classes of holders, such as:

- certain financial institutions;
- insurance companies;
- dealers and traders in securities or foreign currencies;
- persons holding the Ordinary Shares or ADSs as part of a hedge, straddle or conversion transaction;
- persons whose functional currency for US federal income tax purposes is not the US dollar;
- partnerships or other entities classified as partnerships for US federal income tax purposes;
- persons liable for the alternative minimum tax;
- tax-exempt organizations; or
- persons holding the Ordinary Shares or ADSs that own or are deemed to own ten percent or more of any class of Marks and Spencer's stock.

For purposes of this discussion, a "US Holder" is a beneficial owner of the Ordinary Shares or ADSs that is, for US federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to US federal income taxation regardless of its source. A US Holder does not include a holder of Ordinary Shares or ADSs that is a resident of, or ordinarily resident in, the United Kingdom or that is not a resident of the United Kingdom but carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment.

In General

A US Holder's accepted tender of Ordinary Shares or ADSs pursuant to the Tender Offer will be treated one of two ways for US federal income tax purposes, as either: (i) a sale or exchange; or (ii) a dividend.

Under Section 302 of the Code, a US Holder whose Ordinary Shares or ADSs are purchased under the Tender Offer will be treated as having sold its Ordinary Shares or ADSs, and thus will recognize capital gain or loss if the purchase:

- is "not essentially equivalent to a dividend" with respect to the US Holder;
- results in a "complete termination" of the US Holder's equity interest in Marks and Spencer; or
- results in a "substantially disproportionate" redemption with respect to the US Holder.

Each of these tests, collectively referred to as the "Section 302 tests," is explained in more detail below.

If a US Holder satisfies any of the Section 302 tests explained below, the US Holder will be treated as if it sold its Ordinary Shares or ADSs and will recognize US source capital gain or loss equal to the difference between the amount of cash received under the Tender Offer and the US Holder's adjusted tax basis in the Ordinary Shares or ADSs surrendered in exchange therefor. This gain or loss will be long-term capital gain or loss if the US Holder's holding period for the Ordinary Shares or ADS that were sold exceeds one year as of the date of purchase under the Tender Offer. Specified limitations apply to the deductibility of capital losses by US Holders. Gain or loss must be determined separately for each block of Ordinary Shares or ADSs (Ordinary Shares or ADSs acquired at the same cost in a single transaction) that is purchased from a US Holder under the Tender Offer. A US Holder may be able to designate, generally through its broker, which blocks of Ordinary Shares or ADSs it wishes to tender under the Tender Offer if fewer than all of its Ordinary Shares or ADSs are tendered under the Tender Offer, and the order in which different blocks will be purchased in the event of a pro-ration under the Tender Offer. US Holders should consult their own tax advisors concerning the mechanics and desirability of that designation.

Sales proceeds paid pursuant to the Tender Offer in Sterling will be included in a cash-method US Holder's income in a US dollar amount calculated by reference to the exchange rate in effect on the settlement date, regardless of whether the payment is in fact converted into US dollars on such date. An accrual-method US Holder may elect to have this rule apply to it. A US Holder may have foreign currency gain or loss if the sales proceeds are not converted into US dollars on the settlement date.

If a US Holder does not satisfy any of the Section 302 tests explained below, the purchase of a US Holder's Ordinary Shares or ADSs under the Tender Offer will not be treated as a sale or exchange. Instead, the entire amount received by a US Holder with respect to the purchase of its Ordinary Shares or ADSs under the Tender Offer will be treated as a dividend distribution to the extent of the US Holder's share of the available current and accumulated earnings and profits (within the meaning of the Code) of Marks and Spencer. To the extent that a purchase of a US Holder's Ordinary Shares or ADSs under the Tender Offer is treated as the receipt by the US Holder of a dividend, the US Holder's remaining adjusted tax basis in the purchased Ordinary Shares or ADSs will be added to the basis of any Ordinary Shares or ADSs retained by the US Holder.

Subject to applicable limitations, dividends paid to non-corporate US Holders in taxable years beginning before January 1 2009 generally will be taxable at a maximum rate of 15 per cent. Non-corporate US Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. The amount of the dividend will be treated as foreign source dividend income to a US Holder and will not be eligible for the dividends-received deduction generally allowed to US corporations under the Code. Such dividends will generally constitute "passive income" or, for certain US Holders, "financial services income" for foreign tax credit purposes.

Amounts treated as dividends paid pursuant to the Tender Offer in Sterling will be included in a US Holder's income in a US dollar amount calculated by reference to the exchange rate in effect on the date the amounts are received by such US Holder, regardless of whether the payment is in fact converted into US dollars. If the amounts treated as dividends are converted into US dollars on the date of receipt, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A US Holder may have foreign currency gain or loss if the dividends are not converted into US dollars on the date of their receipt.

Constructive Ownership of Stock and Other Issues

In applying each of the Section 302 tests explained below, US Holders must take into account not only Ordinary Shares or ADSs that they actually own but also Ordinary Shares or ADSs they are treated as owning under the constructive ownership rules of the Code. Under the constructive ownership rules, a US Holder is treated as owning any Ordinary Shares or ADSs that are owned (actually and in some cases constructively) by certain related individuals and entities as well as Ordinary Shares or ADSs that the US Holder has the right to acquire by exercise of an option or by conversion or exchange of a security. Due to the factual nature of the Section 302 tests explained below, US Holders should consult their own tax advisors to determine whether

the purchase of their Ordinary Shares or ADSs under the Tender Offer qualifies for sale treatment in their particular circumstances.

Marks and Spencer cannot predict whether or the extent to which the Tender Offer will be oversubscribed. If the Tender Offer is oversubscribed, pro-ration of tenders under the Tender Offer will cause the acceptance of fewer Ordinary Shares or ADSs than are tendered. Therefore, no assurance can be given that a sufficient number of a US Holder's Ordinary Shares or ADSs will be purchased under the Tender Offer to ensure that the US Holder receives sale treatment, rather than dividend treatment, for US federal income tax purposes under the rules discussed below.

Section 302 Tests

One of the following tests must be satisfied in order for the purchase of Ordinary Shares or ADSs under the Tender Offer to be treated as a sale or exchange for US federal income tax purposes:

- *Not Essentially Equivalent to a Dividend Test.* The purchase of a US Holder's Ordinary Shares or ADSs under the Tender Offer will be treated as "not essentially equivalent to a dividend" if the reduction in the US Holder's proportionate interest in Marks and Spencer as a result of the purchase constitutes a "meaningful reduction" given the US Holder's particular circumstances. Whether the receipt of cash by a US Holder who sells Ordinary Shares or ADSs under the Tender Offer will be "not essentially equivalent to a dividend" will depend upon the US Holder's particular facts and circumstances. The Internal Revenue Service has indicated in a published revenue ruling that even a small reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal (for example, an interest of less than 1 per cent.) and who exercises no control over corporate affairs should constitute a "meaningful reduction." US Holders should consult their own tax advisors as to the application of this test in their particular circumstances.

- *Complete Termination Test.* The purchase of a US Holder's Ordinary Shares or ADSs under the Tender Offer will result in a "complete termination" of the US Holder's equity interest in Marks and Spencer if all of the Ordinary Shares or ADSs that are actually owned by the US Holder are sold under the Tender Offer and all of the Ordinary Shares or ADSs that are constructively owned by the US Holder, if any, are sold under the Tender Offer or, with respect to Ordinary Shares or ADSs owned by certain related individuals, the US Holder is entitled to and effectively waives attribution of the Ordinary Shares or ADSs which otherwise would be considered as constructively owned by the US Holder. US Holders wishing to satisfy the "complete termination" test through waiver of the constructive ownership rules should consult their own tax advisors.

- *Substantially Disproportionate Test.* The purchase of a US Holder's Ordinary Shares or ADSs under the Tender Offer will result in a "substantially disproportionate" redemption with respect to the US Holder if, among other things, the percentage of the then outstanding Ordinary Shares or ADSs actually and constructively owned by the US Holder immediately after the purchase is less than 80 per cent. of the percentage of the Ordinary Shares or ADSs actually and constructively owned by the US Holder immediately before the purchase (treating as outstanding before the purchase all Ordinary Shares or ADSs purchased under the Tender Offer).

Information Reporting and Backup Withholding

Payments made with respect to the Tender Offer within the United States or through certain US-related financial intermediaries generally are subject to information reporting and to backup withholding unless: (i) the US Holder is a corporation or other exempt recipient; or (ii) in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder's US federal income tax liability and may entitle the US Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

The discussion set forth above is included for general information only. US Holders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Tender Offer, including the applicability and effect of US state, local and non-US tax laws.

7. Substitute Tender Forms

US Shareholders have been sent with this document either a WHITE Tender Form or BLUE Small Shareholder Tender Form. All ADS holders have been sent a Letter of Transmittal for use in tendering their ADSs pursuant to the Tender Offer. All US holders of Ordinary Shares not represented by ADSs have been sent a WHITE Tender Form or a BLUE Small Shareholder Tender Form for use in tendering their Ordinary Shares pursuant to the Tender Offer. Should any US Shareholder or ADS holder receive an incorrect form with which to tender, he or she should telephone the Shareholder Helpline.

8. Procedures for nominees

Nominees who hold Ordinary Shares or ADSs for the account of others, such as brokers, trustees or depositories for securities, should notify and distribute this document and the WHITE Tender Form, BLUE Small Shareholder Tender Form or Letter of Transmittal (or requests for instructions regarding tenders), as applicable, to the respective beneficial owners of such Ordinary Shares or ADSs as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Tender Offer. If a beneficial owner so instructs, the nominee should complete the relevant WHITE Tender Form, BLUE Small Shareholder Tender Form or Letter of Transmittal, as applicable, and submit them to the ADS Depositary or the Receiving Agent, as the case may be. In addition, beneficial owners should contact the nominee and request the nominee to affect tenders in accordance with the beneficial owner's instructions.

Beneficial owners who hold Ordinary Shares or ADSs through more than one bank, broker or other nominee should arrange for separate tenders to be submitted by each such registered holder.

9. Certain provisions concerning tenders

The failure of any person to receive a copy of this document or the relevant WHITE Tender Form, BLUE Small Shareholder Tender Form or Letter of Transmittal, as applicable, shall not invalidate any aspect of the Tender Offer. Additional copies of this document and the Letter of Transmittal, may be obtained from the ADS Depositary at the address and telephone number set forth below. US Shareholders requiring additional copies of the WHITE Tender Form or BLUE Small Shareholder Tender Form should contact the Shareholders Helpline on +44 1903 702 767, further details of which are set out at the end of Part 1. No acknowledgment of receipt of any Tender Forms, Letters of Transmittal, certificates and/or other documents of title will be given.

10. Contact Information for ADS holders

The ADS Depositary for the Tender Offer is:

JPMorgan Chase Bank

By Mail:	*By Hand:*	*By Courier:*
JP Morgan Chase Bank Attn: Corporate Reorg P.O. Box 859208 Braintree, MA 02185	JP Morgan Chase Bank Attn: Corporate Reorg 161 Bay State Road Braintree, MA 02184	JP Morgan Chase Bank Attn: Corporate Reorg 161 Bay State Road Braintree, MA 02184

Part 7
Definitions

The following definitions apply throughout this document, Form of Proxy and the accompanying WHITE Tender Form or BLUE Small Shareholder Tender Form, as appropriate, unless the context requires otherwise:

"Act"	the Companies Act 1985 (as amended)
"ADS Depositary"	JPMorgan Chase Bank
"ADR"	an American depositary receipt representing ADSs
"ADS"	an American depositary share, each representing 6 Ordinary Shares
"ADS holders"	holders of ADSs
"Announcement"	the announcement of the results of the Tender Offer
"ARAN message"	a registrar's adjustment message (as defined in the CREST manual issued by CRESTCo)
"BLUE Small Shareholder Tender Form"	the BLUE tender form accompanying this document for use by Small Shareholders in connection with the Tender Offer
"Bridging Loan Agreement"	the agreement dated 13 August 2004 between Marks and Spencer plc and HSBC Bank plc to provide a bridging loan of £800 million
"B Shares"	B shares of 70 pence each in the capital of the Company
"Business Day"	any day other than a Saturday, Sunday or public holiday in England and Wales
"Cazenove"	Cazenove & Co. Ltd
"City Code"	The City Code on Takeovers and Mergers
"Closing Date"	3.00 p.m. Friday 22 October 2004
"Company"	Marks and Spencer Group plc
"CREST"	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations)
"CRESTCo"	CRESTCo Limited
"CREST member"	a person who has been admitted by CRESTCo as a system-member (as defined in the CREST Regulations)
"CREST participant"	a person who is, in relation to CREST, a system participant (as defined in the CREST Regulations)
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755)
"CREST sponsor"	a CREST participant admitted to CREST as a CREST sponsor being a sponsoring system-participant (as defined in the CREST Regulations)
"CREST sponsored member"	a CREST member admitted to CREST as a sponsored member
"Directors" or "Board"	the Directors of the Company

"Electronic Tender"	the inputting and settlement of a TTE Instruction in accordance with the procedures set out in Part 3 which constitutes or is deemed to constitute a tender of Ordinary Shares pursuant to and on the terms of the Tender Offer as set out in this document
"Employee Share Incentive Plan"	the Marks and Spencer Group p.l.c. Employee Share Incentive Plan
"Employee Share Option Schemes"	the Marks and Spencer Group plc 2002 Savings Related Share Option Scheme, the Marks and Spencer Group plc Share Matching Plan, the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme and the Marks and Spencer Group p.l.c. 2000 Executive Share Option Scheme
"ESA instruction"	an escrow account adjustment input (AESN), transaction type "ESA" (as defined by the CREST manual issued by CRESTCo)
"Exchange Act"	United States Securities and Exchange Act of 1934, as amended
"Executive Share Matching Plan"	the Executive Share Matching Plan for senior management introduced in July 2002
"Extraordinary General Meeting" or "EGM"	the Extraordinary General Meeting of the Company convened for 11.00 a.m. on Friday 22 October 2004 (and any adjournment thereof), notice of which is set out at the end of this document
"Facility Agreements"	the Bridging Loan Agreement and the Syndicated Loan Agreement
"Form of Proxy"	the form of proxy accompanying this document, for use at the Extraordinary General Meeting
"General Authority"	the general authority to make market purchases being sought in Resolution 2 as set out in the notice of the EGM
"Group"	Marks and Spencer and its subsidiaries
"Guaranteed Purchase Level"	the first 300 Ordinary Shares of a Strike Price Tender
"ICTA"	Income and Corporation Taxes Act 1988
"Letter of Transmittal"	the Letter of Transmittal issued with this document to registered ADS holders in connection with the Tender Offer
"London Stock Exchange"	London Stock Exchange plc
"Marks and Spencer" or the "Company"	Marks and Spencer Group plc, incorporated and registered in England and Wales with registered number 4256886
"Marks and Spencer Money"	the money and finanical services business primarily held through Marks and Spencer Retail Financial Services Holdings Limited
"Maximum Price"	380 pence per Ordinary Share
"member account ID"	the identification code or number attached to any member account in CREST
"Minimum Price"	332 pence per Ordinary Share
"Ordinary Shares"	ordinary shares of 25 pence each in the capital of the Company
"Overseas Shareholder"	a Shareholder who is a resident in, or a citizen of, a jurisdiction outside the United Kingdom

"Panel"	The Panel on Takeovers and Mergers
"participant ID"	the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant
"Price Range"	the range of prices in which Ordinary Shares will be purchased by Cazenove pursuant to the terms of the Tender Offer, being 332 pence to 380 pence per Ordinary Share inclusive, in 2 pence increments only
"Profit Sharing Schemes"	the Marks and Spencer p.l.c. 1997 Delayed Profit Sharing Scheme and the Marks and Spencer p.l.c. 2002 Profit Sharing Scheme (Ireland)
"Receiving Agent"	Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX
"Record Date"	5.00 p.m. on Friday 22 October 2004
"Register"	the register of members of the Company
"Registrars"	Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX
"Repurchase Agreement"	the agreement dated 21 September 2004 between Marks and Spencer and Cazenove for the repurchase by Marks and Spencer on the London Stock Exchange of the Ordinary Shares purchased by Cazenove pursuant to the Tender Offer as described in paragraph 8 of Part 5 of this document
"Resolutions"	the special resolutions to be proposed at the EGM to authorise the purchase of Ordinary Shares pursuant to the Tender Offer and to authorise the making by the Company of market purchases of Ordinary Shares
"SEC"	the United States Securities and Exchange Commission
"Shares"	Ordinary Shares and B Shares
"Shareholders"	holders of Ordinary Shares
"Shares Schemes"	the Employee Share Option Schemes, the Employee Share Incentive Plan and the Profit Sharing Schemes
"Small Shareholders"	Shareholders who hold their shares in certificated form and hold 300 or fewer Ordinary Shares as at 10 September 2004
"Sterling" or "£"	the legal currency of England and Wales
"Strike Price"	the price at which Cazenove will purchase Ordinary Shares pursuant to the Tender Offer, which will be determined in accordance with the provisions set out in Part 3
"Strike Price Tenders"	Ordinary Shares that are tendered at the Strike Price rather than at a specific numerical price in the Price Range
"Syndicated Loan Agreement"	the agreement dated 13 August 2004 between Marks and Spencer plc and Banco Bilbao Vizcaya Argentaria S.A., BNP Paribas, Citigroup Global Markets Limited, HSBC Bank plc, Lloyds TSB Bank plc and Morgan Stanley Bank International Limited, Fortis Bank S.A./N.V.,

	Coöperative Centrale Raiffeisen—Boerenleenbank B.A. (trading as Rabobank International, London Branch) and Standard Chartered Bank in respect of a loan facility of £1.2 million
"Tender Offer"	the invitation by Cazenove to Shareholders (other than certain Overseas Shareholders) to tender Ordinary Shares on the terms and subject to the conditions set out in this document and also, in the case of certificated Ordinary Shares only, the WHITE Tender Form and the BLUE Small Shareholder Tender Form, as appropriate
"TFE Instruction"	a transfer from escrow instruction (as defined by the CREST Manual issued by CRESTCo)
"TTE Instruction"	a transfer to escrow instruction (as defined by the CREST Manual issued by CRESTCo)
"uncertificated" or "in uncertificated form"	recorded on the Register as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	the United States of America, its territories and possessions, any State of the United States and other areas subject to its jurisdiction and the District of Columbia
"US Shareholders"	Shareholders and ADS holders who are located in, or citizens of, the US
"WHITE Tender Form"	the WHITE tender form accompanying this document for use in connection with the Tender Offer by Shareholders who hold Ordinary Shares in certificated form who are not Small Shareholders

References to time in this document are to London time, unless otherwise stated.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Marks and Spencer Group plc (the "Company")

(Incorporated in England and Wales with registered number 4256886)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at Wembley Conference Centre, Stadium Way, Wembley HA9 0DW at 11.00 a.m. on Friday 22 October 2004 for the purpose of considering and, if thought fit, passing the following resolutions, which will be proposed as special resolutions:

SPECIAL RESOLUTIONS

1. THAT the Company be and is hereby generally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 25 pence each in the capital of the Company, pursuant to the tender offer for ordinary shares on the terms set out or referred to in the circular to the Company's shareholders dated 21 September 2004 (the "Circular"), a copy of which document is produced to the meeting and signed for identification purposes by the chairman of the meeting), provided that:

   (A) the maximum number of ordinary shares hereby authorised to be acquired is 692,771,084 shares;

   (B) the maximum price which may be paid for any share is the Maximum Price (as defined in the Circular) and the minimum price which may be paid for any share is the Minimum Price (as defined in the Circular);

   (C) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005, but a contract of purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of shares may be made in pursuance of any such contract.

2. THAT, conditional upon the passing of Resolution 1, the Company be generally and unconditionally authorised, in substitution for any authority (save for the authority conferred by Resolution 1 above, which shall be in addition to the authority hereby conferred) to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of its ordinary shares of 25 pence each provided that:

   (A) the Company does not purchase under this authority more than 158,743,463 ordinary shares;

   (B) the Company does not pay less than 25 pence for each ordinary share;

   (C) the Company does not pay for each ordinary share more than 105 per cent. of the average of the middle market price of the ordinary shares according to the Daily Official List of the London Stock Exchange plc for the five business days

immediately preceding the date on which the Company agrees to buy the ordinary shares concerned;

(D) this authority shall continue in force until the conclusion of the Annual General Meeting in 2005 or 13 October 2005, whichever shall be the earlier; and

(E) the Company may agree before the authority terminates under (D) above to purchase ordinary shares where the purchase will or may be executed after the authority terminates (either wholly or in part). The Company may complete such a purchase even though the authority has terminated.

By the order of the Board
Graham Oakley
Group Secretary
21 September 2004

Registered Office:
Waterside House
35 North Wharf Road
London W2 1NW

Notes

1. Every member entitled to attend and vote at the Extraordinary General Meeting may appoint a proxy to attend and to vote instead of that member. A proxy need not be a member of the Company.

2. The time by which a person must be entered on the Company's register of members in order to attend or vote at the meeting is 6.00 p.m. on Wednesday 20 October 2004.

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Merrill Corporation Ltd, London
04LON2167